
07048395
1-14387
United Rentals
RECD S.E.C.
MAR 2 9 2007
1088
United Rentals
PROCESSED
APR 0 5 2007
THOMSON
FINANCIAL
2006 annual report
876987
United Rentals

united rentals is the world's largest equipment rental company, uniquely positioned to provide construction and industrial customers, utilities, municipalities, homeowners and others with total project solutions • 12,000 knowledgeable employees operating an integrated network of nearly 700 rental locations in 48 states, 10 Canadian provinces and Mexico • The largest fleet of rental equipment in the world with an original cost of $3.9 billion • More than 20,000 classes of equipment, including construction equipment, industrial and heavy machinery, aerial work platforms, trench safety systems, pump and power equipment, and home renovation products • Quality new and used equipment for sale • More than 9,200 contractor supplies items • Professional equipment maintenance, repair and parts • A well developed infrastructure that supports a full range of value-added services, including certified safety training and 24-hour emergency assistance • Industry-leading information technology that electronically links all branches to provide customers with unparalleled access to equipment • Customer-friendly online capabilities, including URdata® account management, an interactive public website, and United Rentals Certified Auctions on eBay • Knowledgeable industry veterans who ensure that when a customer comes to United Rentals with a project need, they can Consider It Done.

Pictured on the cover
Andrea Stone, branch manager, and Giovanni Alvarez, service technician III, Stamford, Conn.

Contents








United Rentals


financial highlights

($ millions, unless otherwise indicated)

Continuing Operations, Except Free Cash Flow	2004	2005	**2006**
Total Revenue	$2,835	$3,288	**$3,640**
Equipment Rental Revenue	2,058	2,338	**2,530**
Contractor Supplies Sales	202	301	**385**
Diluted Earnings Per Share (EPS)	$ 0.71	$ 1.93	**$ 2.28**
Free Cash Flow*	$ 383	$ 128	**$ 249**
Return On Invested Capital (ROIC)	11.5%	12.9%	**14.7%**

Continuing Operations, Except Free Cash Flow

Total Revenue



$3,640
$4,000
$2,835
$3,288
3,000
2,000
1,000
0
'04
'05
'06

Equipment Rental Revenue



$3,000
$2,058
$2,338
$2,530
2,250
1,500
750
0
'04
'05
'06

Contractor Supplies Sales



$385
$400
$301
300
$202
200
100
0
'04
'05
'06

Diluted Earnings Per Share (EPS)



$2.28
$2.00
$1.93
1.50
$0.71
1.00
0.50
0
'04
'05
'06

Free Cash Flow*



$400
$383
$249
300
$128
200
100
0
'04
'05
'06

Return On Invested Capital (ROIC)



14.7%
16%
11.5%
12.9%
12
8
4
0
'04
'05
'06

*Free cash flow is a non-GAAP measure. See page 38 for a reconciliation to the nearest GAAP measure.

dear fellow shareholders



Wayland Hicks
Chief Executive Officer

A year ago, our outlook envisioned that United Rentals would continue to grow at a pace that outperformed the industry, while at the same time growing our earnings substantially, generating strong free cash flow and improving our return on invested capital (ROIC). Our total revenue growth in 2006 was 10.7%. Our equipment rental revenue growth was 8.2%, significantly ahead of the equipment rental industry's growth of 5.5% in the United States. Our diluted earnings per share of $2.28 from continuing operations were up 18% over 2005, and not only set a record for the company but exceeded our original outlook for the year. With that as a backdrop, I would like to share some of the key accomplishments that contributed to this year of record financial and operational results.

Our diluted earnings per share of $2.28 from continuing operations were up 18% over 2005.

United Rentals continued to improve its operations in 2006. Our 5.1% increase in rental rates, combined with rental fleet expansion and new branch openings in prior years, were largely responsible for the 23% improvement in income from continuing operations. In December we reached an agreement to divest our traffic control business, and completed the sale last month. During the past several years, the traffic control business had depressed our ROIC, and although the operation had shown steady improvement, it still would not have provided an adequate return on capital.

Our two reporting segments, general rentals and trench safety, pump and power, delivered combined same-store rental revenue growth of 6.2% in 2006. We also achieved operating income of $626 million and income of $249 million from continuing operations, up 19% and 23%, respectively.

During 2006, we invested $879 million in rental equipment, including $175 million in growth capital, to take advantage of the growth opportunities in our existing customer base and the North American marketplace. At the same time, we generated free cash flow of $249 million, well ahead of our original outlook, helping us to pay down a total of $450 million of debt and subordinated convertible debentures.

We generated free cash flow of $249 million, helping us to pay down a total of $450 million of debt and subordinated convertible debentures.

Our focus on improving ROIC resulted in a return of 14.7%, a significant improvement of 1.8 percentage points from 2005. ROIC is critical to our objective of increasing value to shareholders. As we make further progress on the execution of our strategy, we are confident that our company can achieve a further improvement of two to three percentage points in ROIC during the next 36 months, given a healthy market.

Consistent with our focus on value creation, we took steps to rigorously control costs in 2006 and leverage our company's purchasing power. Our Strategic Sourcing Initiative (SSI) is designed to limit the number of suppliers associated with the $1.1 billion we spend on non-rental purchases each year. We have already negotiated more than 20 preferred supplier agreements with quality product and service providers in key purchase categories such as office supplies, tires, travel and overnight mail. We will continue to expand the number of agreements as we go forward. We realized $5 million of savings from the SSI in 2006, and expect to realize $15 million to $20 million in savings in 2007. The majority of these savings should impact gross margin, with the balance reducing our SG&A expense-to-revenue ratio.

Operationally, we met or exceeded plan in most areas of our business. We received 70% of our rental fleet investment in the first two quarters, ideally timed for the peak of the construction season. We also opened 36 new rental branches in 2006, positioned to tap into long-term market demand. We closed or consolidated 23 under-performing branches, ending the year with nearly 700 rental locations.

Our focus on improving ROIC resulted in a return of 14.7%, a significant improvement of 1.8 percentage points from 2005.

An important component of our growth strategy is that it seeks to build value on many different levels. In 2006 we continued to penetrate promising rental niches such as winter heat. We also grew our revenue from National Accounts by approximately 10%, to over $700 million.

In addition, we built new relationships with customers through non-rental services that extend our brand. A prime example was the 2006 launch of Excavation Safety Competent Person Training at over 60 trench safety branches. We know from experience that training has strong synergies with our core business: it differentiates our brand and encourages customer loyalty, leading to rentals and sales.

At the same time, we are expanding our repair, maintenance and parts capabilities to accommodate more service of customer-owned equipment. The service relationship is a strong selling point to both new and used equipment buyers, and cross generates revenue for our company. Last year, our revenue from sales of new and used equipment increased more than 10% to a total $567 million, while our revenue from servicing customers' equipment increased more than 13%. Ongoing service of equipment sold from our fleet is an example of our ability to generate revenue from an asset throughout its entire lifecycle, even after it leaves United Rentals.

We are also focused on taking advantage of the significant opportunity in contractor supplies. Top-line sales growth was an impressive 28% in 2006. We are working hard to reap the benefits of the investment we have made in our distribution infrastructure, which should result in an improvement in margins and inventory turns this year. Contractor supplies is our fastest growing revenue stream and one that we believe has significant market potential. As we continue to improve our performance, we expect the attractive ROIC of this business will get even better.

Looking at United Rentals in 2007, I see a strong, confident company with enormous potential and numerous avenues of opportunity. We expect growth in our primary end market to moderate this year but continue its upward trend,



(from left)
Wayland Hicks, chief executive officer
Michael Kneeland, executive vice president and chief operating officer
Martin Welch, executive vice president and chief financial officer

stimulated by both an increase in spending and an increasing percentage of equipment dollars directed to rental. Our branch network is in an excellent position to capitalize on this demand. We plan to make significant capital expenditures again this year, including approximately $850 million in rental capex, with $125 million earmarked for growth capital, including approximately $70 million related to 30 to 35 planned branch openings.

Our 2007 outlook calls for diluted earnings per share of $2.65 to $2.75 on revenue of $3.85 billion, and free cash flow of $150 million to $200 million.

An expanding construction market will also drive demand in our contractor supplies business, where we anticipate another strong year with 20% revenue growth. Based on these assumptions, our 2007 outlook calls for diluted earnings per share of $2.65 to $2.75 on revenue of $3.85 billion, and free cash flow of $150 million to $200 million after recognizing almost $115 million of additional cash taxes in 2007. The free cash flow forecast also excludes the $68 million of proceeds we received from the sale of our traffic control business in February.



Our company's performance in 2006, as well as our outlook for 2007, are consistent with our basic business strategy of balancing our significant growth opportunities with improvement in ROIC, while at the same time generating substantial free cash flow. We believe this approach maximizes long-term shareholder value.

I would like to emphasize how important our 12,000 dedicated employees are to our current outlook and future growth. We provide considerable training, mentoring and advancement for them, but it is their uncompromising commitment to customer service that makes United Rentals the leading choice of equipment rental customers. Our employees' enthusiasm for this business is tangible, as evidenced by their performance in 2006, including United Rentals' fourth consecutive year of

Our opportunities and our organization have never been greater as we move toward our second decade of growth.

rate improvement, and our safest year on record. This year we have challenged our branch teams to strike an optimal balance between rental rates and equipment utilization, and armed them with the training and technology to achieve this goal.

The coming months will be significant for United Rentals in many ways, culminating with our milestone tenth anniversary. Ten years ago in September, our company was a concept on paper — today we are in a position to create our own horizons and break new ground in our industry. As large as we are, we only hold about a 7% share in an under-penetrated North American equipment rental market. Our opportunities and our organization have never been greater as we move toward our second decade of growth.

Wayland Hicks
Chief Executive Officer
March 30, 2007





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Economic growth in Canada's three western provinces outpaced the rest of the country in 2006, driving greenfield construction of projects like this oriented strand board plant in Alberta. The remote location and sub-zero temperatures were no challenge for United Rentals, which had more than 80 machines on site on a typical day. "Forklifts, light towers, towable welders, fans, heaters, ground thaw units — you name it," said Ken Jones, salesperson for United Rentals. "We have multiple customers on this job, and their needs are evolving as the project moves through stages." When complete, the 14-acre facility will create up to 250 local jobs while increasing production for Tolko Industries Ltd., a large lumber products company.



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United Rentals entered 2006 focused on core competencies and growth initiatives. By year-end our company had translated that focus into record earnings with notable improvements in rental rates, free cash flow, and return on invested capital. In addition, the goals we set for operations — new branch openings, asset management, risk management and training — were realized through the collective commitment of our 12,000 employees.

Private non-residential construction spending in Canada grew 10.8% in 2006.

— Source: Statistics Canada

Throughout 2006, our efforts were supported by expansion in our primary end market, private non-residential construction spending, which grew 16.3% in the United States. The resulting increase in demand created numerous opportunities to introduce new customers to our service capabilities and expand existing relationships. Our branch teams responded with enthusiasm, expertise and resources that included $175 million in growth capex. In total, United Rentals satisfied more than six million customer transactions in 2006, serving 48 states, 10 Canadian provinces and Mexico.



State of the art was the criteria in Southern California, where United Rentals trench safety professionals arranged the installation of this customized slide rail system for Kiewit Construction Group. Kiewit originally considered using trench boxes or traditional beam-and-plate to protect its crews while building a water control system. Neither solution measured up to the latest slide rail technology. "We determined that the modular slide rail system from United Rentals was far superior to other systems we had looked at," said Willy Tsukada, project engineer for Kiewit. "Their service also factored into our decision. We received all materials at our site in a very quick timeframe." In 2006, United Rentals expanded its trench safety services to customers with certified Excavation Safety Competent Person Training.

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United Rentals is first and foremost an equipment rental company, with 2006 rental revenue of $2.5 billion, about 70% of total revenue. Our size clearly differentiates us in our industry. However, our uniqueness comes from our ability to provide expert solutions for the diverse needs of our customers: contractors, manufacturers, utilities, municipalities and homeowners. In many cases equipment is only one part of the solution. A customer may also require contractor supplies, safety training, on-site maintenance, delivery service, operator certification, assistance with bid specifications, or simply advice about jobsite applications. We define our business as helping our customers succeed, and we are willing to go the extra mile to do it.

Trench safety operations generated $217 million of company revenue in 2006.

In 2006, 11% of our company's revenue came from contractor supplies, 9% from used equipment sales, 6% from new equipment sales, and 4% from outside equipment service and other sources. We seek to develop these revenue streams through initiatives that enhance both customer satisfaction and company performance. Our contractor supplies business, for example, strengthened its shipping capabilities and


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KOMATSU
United Rentals
1-800-UR-RENTS
837076

The grand scope of this resort renovation near Aspen mirrors the Rocky Mountains that surround it. Construction of a new base village at Snowmass Village began with a parking garage, condominium units, retail stores and roadway renovations in 2006. A new gondola lift and infrastructure improvements will complete phase one of the ambitious plan. When the Weitz Company was awarded the bid as general contractor, "United Rentals was one of the first calls we made," said Jim Balash, site safety manager for Weitz. "The nearest branch is over an hour away, but their people service us like we're right next door. They can handle the load of a project this size. In our opinion, United Rentals was the only real choice. We expect to be working with them on Snowmass through 2011."



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inventory mix during 2006, and worked to optimize other areas of service. These actions are expected to drive both short- and long-term efficiencies in the business.

United Rentals is equally diligent in developing promising niches within its rental operations. Our trench safety, pump and power segment is a prime example of this. Our company is already the leading provider of trench safety services in North America; now we are building a reputation for pump and power expertise through a growing number of specialty branches. Pump and power is a niche with numerous applications in construction, disaster recovery and environmental control, particularly in high-demand regions like the Gulf.

Private sector spending on hotel and resort construction grew 52.1% in 2006.

— Source: U.S. Department of Commerce

We see similar opportunities in our general rentals business. Our rental fleet investment in winter heat equipment totaled almost $50 million by year-end 2006, and we trained our employees to sell the benefits of climate control to customers in select markets.


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Our company's launch of Excavation Safety Competent Person Training (CPT) in 2006 added a different kind of value to our core competency. In the United States, contractors involved in underground construction are required by law to have a certified Competent Person on site. By offering monthly training sessions at all our trench safety branches, United Rentals is differentiating its brand on the basis of convenience and professional compliance. The CPT program initiates customer relationships that lead to rentals and sales.

12.3% of 2006 rental revenue came from equipment shared by company branches.

While our market strategy requires diversification, it also demands cohesion. United Rentals succeeds in part because of its fluid operating model — decentralized, entrepreneurial in nature, but at the same time intensely integrated. Our entire branch network is linked through our industry-leading management software, which allows us to manage nearly 700 rental locations, $3.9 billion in fleet, and thousands of transactions daily. This same system facilitates the integration of any companies we acquire.

In fact, technology drives almost every aspect of our business. Internally, our employees use a powerful company Intranet to share best practices and stay abreast

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One of the nation's largest generators of electricity broke ground last year on new environmental control technology that will reduce sulfur dioxide emissions by up to 95% at the largest coal-fired plant in the Southeast. United Rentals has established a satellite branch near the project, and supplies about 85% of all equipment rentals. Construction is expected to take at least four years. "This is a tremendous opportunity for our area operations," said Jared Davis, salesperson for United Rentals, who organized a grand opening event for more than 250 workers and vendors. "General rentals, aerial, pump and power, contractor supplies — we're all pulling together to make this project a success."



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United Rentals
JLG LIFT
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United Rentals



This Page

A magnet for economic growth in Mississippi, this 1,400-acre SeverCorr mill will process 1.5 million tons of steel annually by 2008. The massive project remains on track despite challenges ranging from deep mud to diesel shortages associated with Hurricane Katrina. As each need arises, United Rentals responds. Equipment rentals range from earthmovers to portable generators and more than 40 aerial lifts, serviced by a full-time branch technician based on site. "Since day one, we have used United Rentals nearly exclusively," said Darrell McCoy, superintendent for Cache Valley Electric, a key SeverCorr supplier. "We think of them as a partner and a safety net that keeps us as productive as possible."


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United Rentals
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issippi

of developments in corporate and field operations. Externally, our customers are offered web-based, self-management of their accounts through URdata®, a suite of software tools for scheduling, reporting and analysis. Large National Account customers have a special appreciation for our shared information system: they can deal with United Rentals across the state or across the continent, confident that their relationship will be instantly recognized at any branch.

Construction spending in the manufacturing sector grew 19.8% in 2006.

— Source: U.S. Department of Commerce

We take pride in knowing that every customer, large or small, benefits from our ability to operate all our branches on a common platform. Our technology system is a real-time portal to 20,000 classes of equipment in our fleet, effectively erasing branch boundaries. A sales coordinator who cannot fill a request for equipment can use the system to check availability at neighboring branches and create a remote reservation. This practice, called equipment sharing, is widely encouraged by United Rentals as a way to increase time and dollar utilization and improve customer satisfaction.


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Unusual weather in the Northeast failed to slow construction of this 480,000 square foot office building for HealthNow New York. With productivity a priority, general contractor Duke Construction relied on United Rentals to keep things moving. The two companies had partnered on challenging jobsites in the past. "We installed indirect fired heaters to generate dry heat without contaminants and reduce the incidence of mold," said David Myers, salesperson for United Rentals. "It was a safe solution that allowed the project to continue on schedule." United Rentals warmed the eight-story structure in Buffalo with 16 indirect fired heaters, one million BTUs per hour each, and provided additional equipment and contractor supplies to the site.

new

Another component of asset management is our company's ability to transfer fleet on a permanent basis. If analysis shows that a certain asset is underutilized, United Rentals will transfer it to a market where demand is higher. Transferred equipment and shared equipment have the same ultimate objective: both improve availability where it will generate better returns. In addition, our customers are served better because they receive exactly the right equipment when needed. Our company's ability to keep fleet flowing within the largest rental branch network in the world is a key competitive advantage.

The healthcare sector increased construction spending by 14.1% in 2006.

— Source: U.S. Department of Commerce

As seamless as our business may seem to customers, it can be extremely complex behind the scenes. United Rentals branch managers have access to numerous analytical tools, benchmarks and monthly operating reviews to help them make local decisions within the context of company objectives. Rental rates are a good example — we have successfully improved rates for the past four years, but not at any cost. Our branch teams strive for an optimal balance of rates and utilization by


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1-800-UR-RENTS


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The art of construction was on display in Toronto throughout 2006 as a new wing took shape for one of the city's most prestigious museums. Soon the cantilevered design will be unveiled as the centerpiece of a major, three-year expansion and renovation project. General contractor Vanbots Construction Corporation handpicked a team of suppliers who are proud to be making architectural history. Entrusted with the glasswork, fabricator Josef Gartner USA sent its crews skyward on more than 65 aerial lifts from United Rentals, including a 135-ft. boom. "The United Rentals sales team has never let us down," said Bernie Whelan, foreman for Vanbots, a National Account. "They have always treated us as if we are their one and only customer."



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assessing daily supply and demand and adjusting to local market conditions. This autonomy is balanced by a robust field management structure that oversees branch operations. In 2006 our company realigned its districts and regions to strengthen support at the branch level and set the stage for future growth.

Revenue from National Accounts grew approximately 10% to over $700 million in 2006.

Despite the many innovations that drive our business, the real force behind United Rentals is its employee base. Our branch employees — that is to say, our customer service associates, administrators, mechanics, drivers, dispatchers, safety officers, salespeople and managers — are the catalysts for revenue. They are the people our customers rely on in thousands of communities and on tens of thousands of jobsites each year. We succeed because our employees start each day knowing that the satisfaction of our customers is in their hands. In a competitive industry, our branch teams excel at showing customers why United Rentals is the easiest, most reliable and most viable choice.

As a company, we are committed to providing workplaces that encourage diversity, respect, pride and opportunity for all employees. Our vision depends on our



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ability to attract and retain talented people. This is the lifeblood of our business, and helps maintain our industry-leading position as the employer of choice. Training, recognition and mentoring are important components of our company culture. In 2006, our company's expanded curriculum of classroom and online training helped thousands of United Rentals employees improve skills ranging from equipment maintenance to supervisory techniques. More than 1,220 talented individuals advanced to new roles within our organization.

Utilities spent 10.1% more on construction in 2006 than in the prior year.

— Source: U.S. Department of Commerce

In all these ways, United Rentals is focused on pursuing a path that both creates and capitalizes on opportunities: a market that increasingly prefers to rent equipment rather than own it; a customer base that is finding new reasons to remain loyal to us; an organization that is more efficient than ever before; and a brand that is synonymous with leadership. We are committed to this course for the benefit of all stakeholders in our company.

In Texas, United Rentals is helping to fuel construction that will increase natural gas production and transport. This Fort Worth compressor station took shape quickly in 2006, one of several simultaneous jobsites for J. Irwin Co., Inc. The general contractor has built nearly 40 stations for pipeline operations and a large natural gas plant in the Lone Star State. N.G. Cotton, supervisor for J. Irwin, said that United Rentals, "knows how to mobilize equipment quickly, without compromising any aspect of the job. In this business, you plan what you can, and make sure you have good suppliers who can back you up. United Rentals is one of the best." While this excavator was hard at work in Fort Worth, United Rentals supplied similar equipment to another J. Irwin project in the Dallas area.



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United Rentals

Contents



United Rentals







Selected financial data

The following selected financial data reflects the results of operations and balance sheet data for the years ended 2002 to 2006. The data below should be read in conjunction with, and is qualified by reference to, MD&A and our consolidated financial statements and notes thereto. In December 2006, we entered into a definitive agreement to sell our traffic control business. As the held for sale and discontinued operations criteria were met, the operations of traffic control are reflected as discontinued operations for all periods presented. The financial information presented may not be indicative of our future performance.

	Year Ended December 31,				
(in millions, except per share data)	**2006**	2005	2004	2003	2002
Income Statement Data:					
Total revenues	**$3,640**	$3,288	$2,835	$2,549	$2,460
Total cost of revenues	**2,351**	2,173	1,902	1,836	1,656
Gross profit	**1,289**	1,115	933	713	804
Selling, general and administrative expenses	**613**	553	449	414	412
Goodwill impairment	**—**	—	—	238	172
Restructuring and asset impairment charge	**—**	—	(4)	—	23
Non-rental depreciation and amortization	**50**	38	41	40	33
Operating income	**626**	524	447	21	164
Interest expense, net	**208**	181	327	244	199
Interest expense-subordinated convertible debentures	**13**	14	14	—	—
Preferred dividends of a subsidiary trust	**—**	—	—	15	18
Other (income) expense, net	**—**	(2)	6	16	2
Income (loss) from continuing operations before provision (benefit) for income taxes, discontinued operations and cumulative effect of change in accounting principle	**405**	331	100	(254)	(55)
Provision (benefit) for income taxes	**156**	129	28	(48)	9
Income (loss) from continuing operations before discontinued operations and cumulative effect of change in accounting principle	**249**	202	72	(206)	(64)
Loss from discontinued operations, net of income taxes	**(25)**	(15)	(156)	(48)	(54)
Income (loss) before cumulative effect of change in accounting principle	**224**	187	(84)	(254)	(118)
Cumulative effect of change in accounting principle, net [1]	**—**	—	—	—	(288)
Net income (loss)	**$ 224**	$ 187	$ (84)	$ (254)	$ (406)
Basic earnings (loss) available to common stockholders:					
Income (loss) from continuing operations	**$ 2.58**	$ 2.13	$ 0.77	$ (2.66)	$ (0.36)
Loss from discontinued operations	**$ (0.26)**	$ (0.16)	$ (1.65)	$ (0.63)	$ (0.72)
Net income (loss)	**$ 2.32**	$ 1.97	$ (0.88)	$ (3.29)	$ (4.88)
Diluted earnings (loss) available to common stockholders:					
Income (loss) from continuing operations	**$ 2.28**	$ 1.93	$ 0.71	$ (2.66)	$ (0.36)
Loss from discontinued operations	**$ (0.22)**	$ (0.13)	$ (1.50)	$ (0.63)	$ (0.72)
Net income (loss)	**$ 2.06**	$ 1.80	$ (0.79)	$ (3.29)	$ (4.88)
Balance Sheet Data:					
Total assets	**$5,366**	$5,470	$5,070	$4,756	$4,738
Debt	**2,556**	2,930	2,945	2,817	2,513
Subordinated convertible debentures [2]	**146**	222	222	222	—
Company-obligated mandatorily redeemable convertible preferred securities of a subsidiary trust	**—**	—	—	—	227
Stockholders' equity	**$1,538**	$1,229	$1,026	$1,069	$1,246

(1) The cumulative effect of change in accounting principle in 2002 resulted from a goodwill impairment charge recognized upon the adoption of a new accounting standard. Of this amount, $88 million relates to our discontinued operations which are discussed further in note 3 to our consolidated financial statements.

(2) A subsidiary trust issued trust preferred securities in 1998 and we recorded such preferred securities as a separate category on our balance sheet. In 2003, the FASB issued FIN 46 and upon adoption of this standard as of December 31, 2003, we deconsolidated the trust. Upon deconsolidation, the trust preferred securities were removed from our consolidated balance sheets at December 31, 2003 and the subordinated convertible debentures that we issued to the subsidiary trust, which previously had been eliminated in our consolidated balance sheets, were no longer eliminated in our consolidated balance sheets at December 31, 2003. The carrying amount of the trust preferred securities removed from the consolidated balance sheets was the same as the carrying amount of the subordinated convertible debentures added to the consolidated balance sheets. However, the subordinated convertible debentures are reflected as a component of liabilities on the consolidated balance sheets at December 31, 2003, whereas the trust preferred securities were reflected as a separate category prior to December 31, 2003.

management's discussion and analysis of financial condition and results of operations

(Dollars in millions, except per share data and unless otherwise indicated)

Executive Overview

Total Revenues
(In millions)


$4,000
3,000
2,000
1,000
0
$2,835
$3,288
$3,640
'04
'05
'06

We are the largest equipment rental company in the world with an integrated network of 696 rental locations in the United States, Canada and Mexico. Although the equipment rental industry is highly fragmented and diverse, we believe we are well positioned to take advantage of this environment because as a larger company, we have more resources and certain competitive advantages over our smaller competitors. These advantages include greater purchasing power, the ability to provide customers with a broader range of equipment and services as well as with newer and better maintained equipment, and greater flexibility to transfer equipment among branches.

We offer for rent over 20,000 classes of rental equipment, including construction equipment, industrial and heavy machinery, aerial work platforms, trench safety equipment and homeowner items. Our revenues are derived from the following sources: equipment rentals, sales of rental (used) equipment, sales of new equipment, contractor supplies sales and service and other. Rental equipment revenues have historically accounted for approximately 70 percent of our total revenues and we expect this trend to continue.

In December 2006, we entered into a definitive agreement to sell our traffic control business to HTS Acquisition, Inc. ("HTS"), an entity newly-formed by affiliates of private equity investors Wynnchurch Capital Partners and Oak Hill Special Opportunities Fund, L.P. In connection with this transaction, we recorded an after-tax loss on sale in 2006 of $24. Traffic control was previously presented as a separate reporting segment. This transaction closed in February 2007 and we received net proceeds of $68. The loss on sale, as well as 2006 and prior period results for traffic control, have been reflected in discontinued operations in the consolidated statements of operations.

In August 2004, we received notice from the SEC that it was conducting a non-public, fact-finding inquiry of the Company. The SEC inquiry appears to relate to a broad range of the Company's accounting practices and is not confined to a specific period. In March 2005, our board of directors formed a Special Committee to review matters related to the SEC inquiry. The Special Committee retained independent counsel. The board of directors received and acted upon findings of the Special Committee in January 2006. The actions that we took with respect to the Special Committee's findings, including the restatement of previously issued consolidated financial statements for 2003 and 2002, are discussed in our 2005 Form 10-K. The SEC inquiry is ongoing and we are continuing to cooperate fully with the SEC. The U.S. Attorney's office has also requested information from the Company informally and by subpoena about matters related to the SEC inquiry. The Company is also cooperating fully with this office.

As discussed in note 13 to our consolidated financial statements, in addition to the matters referenced above, we are also subject to certain ongoing class action and derivative suits. Although we have not accrued any amounts related to the ultimate disposition of these matters to date, any liabilities resulting from an adverse judgment or settlement of these matters may be material to our results of operations and cash flows during the period incurred. Other costs associated with the SEC inquiry, the U.S. Attorney's office inquiry and the class action and derivative suits, including reimbursement of attorneys' fees incurred by indemnified officers and directors, are expensed as incurred.

Diluted Earnings Per Share (EPS)
(From Continuing Operations)


$2.00
1.50
1.00
0.50
0
$0.71
$1.93
$2.28
'04
'05
'06

Financial Overview

In 2006, we reported revenues and free cash flow of $3.6 billion and $249, respectively. Our 2006 revenue growth of 10.7 percent trailed our primary end market, private non-residential construction, which grew 16.2 percent in 2006 according to Department of Commerce data. (Department of Commerce data has not been adjusted for inflation.) Our 10.7 percent revenue growth reflects increased rental rates of 5.1 percent and a 1.9 percentage point increase in dollar equipment utilization to 61.9 percent. (Dollar equipment utilization is calculated by dividing equipment rental revenue by the average original cost of equipment in our rental fleet.) In addition to generating significant revenue and free cash flow growth in 2006, we also focused on reducing our total debt. In 2006, we reduced our total debt (including our subordinated convertible debentures) by $450.

Total Revenue Growth


20%
15
10
5
0
11.2%
16.0%
10.7%
'04
'05
'06

In 2005, we reported revenues and free cash flow of $3.3 billion and $128, respectively. Our 2005 revenue growth of 16.0 percent outpaced our primary end market, which grew 5.0 percent in 2005 according to Department of Commerce data. This growth reflects increased rental rates of 5.5 percent and a 5.0 percentage point increase in dollar equipment utilization to 60.0 percent.

We are committed to capitalizing on future growth opportunities. Our goal is to grow revenues to approximately $3.85 billion in 2007. We expect organic growth, prudent acquisitions and the expansion of complementary revenue streams such as contractor supplies to contribute to this growth.

Revenues for each of the three years in the period ended December 31, 2006 were as follows:

	Year Ended December 31,			Percent Change	
	2006	2005	2004	**2006**	2005
Equipment rentals	**$2,530**	$2,338	$2,058	**8.2**	13.6
Sales of rental equipment	**335**	304	272	**10.2**	11.8
Sales of new equipment	**232**	205	177	**13.2**	15.8
Contractor supplies sales	**385**	301	202	**27.9**	49.0
Service and other	**158**	140	126	**12.9**	11.1
Total revenues	**$3,640**	$3,288	$2,835	**10.7**	16.0

Equipment rentals include our revenues from renting equipment, as well as related revenues such as the fees we charge for equipment delivery, fuel, repair or maintenance of rental equipment and damage waivers. Sales of rental equipment include our revenues from the sale of used rental equipment. Contractor supplies sales include our sales of supplies utilized by contractors, which include construction consumables, tools, small equipment and safety supplies. Services and other includes our repair services (including parts sales) as well as the operations of our subsidiaries that develop and market software for use by equipment rental companies in managing and operating multiple branch locations.

2006 Revenues by Stream


Services and Other 4%
Contractor Supplies Sales 11%
Sales of New Equipment 6%
Sales of Rental Equipment 9%
Equipment Rentals 70%

2006 total revenues of $3.6 billion increased 10.7 percent compared with total revenues of $3.3 billion in 2005. The increase primarily reflects an 8.2 percent increase in equipment rentals and a 27.9 percent increase in contractor supplies sales. The increase in equipment rentals reflects a 5.1 percent increase in rental rates and a 1.9 percentage point increase in dollar equipment utilization. The increase in contractor supplies sales reflects increased volume as we expanded our product offering. Equipment rentals represented 70 percent and 71 percent of our revenues in 2006 and 2005, respectively.

2005 total revenues of $3.3 billion increased 16.0 percent compared with total revenues of $2.8 billion in 2004. The increase primarily reflects a 13.6 percent increase in equipment rentals and a 49.0 percent increase in contractor supplies sales. The increase in equipment rentals reflects a 5.5 percent increase in rental rates and a 5.0 percentage point increase in dollar equipment utilization. The increase in contractor supplies sales reflects increased volume as we expanded our product offering. Equipment rentals represented 73 percent of our revenues in 2004.

Rental Rates
(Achieved Year-Over-Year Price)



7.5%
5.5%
5.1%
8.0%
6.0
4.0
2.0
0
'04
'05
'06

Results of Operations

As discussed in note 4 to our consolidated financial statements, our reportable segments are general rentals and trench safety, pump and power. The general rentals segment includes the rental of construction, aerial, industrial and homeowner equipment and related services and activities. The general rentals segment's customers include construction and industrial companies, manufacturers, utilities, municipalities and homeowners. The general rentals segment operates throughout the United States and Canada and has one location in Mexico. The trench safety, pump and power segment includes the rental of specialty construction products and related services. The trench safety, pump and power segment's customers include construction companies involved in infrastructure projects, municipalities and industrial companies. This segment operates in the United States and has one location in Canada.

These segments align our external segment reporting with how management evaluates and allocates resources. We evaluate segment performance based on segment operating results.

We completed acquisitions in each of 2006, 2005, and 2004 which are discussed further in note 7 to our consolidated financial statements. In view of the fact that our operating results for these years were affected by acquisitions, we believe that our results for these periods are not fully directly comparable, although there is no material impact from these acquisitions.

Revenues by segment for each of the three years in the period ended December 31, 2006 were as follows:

	General rentals	Trench safety, pump and power	Total
2006			
Equipment rentals	**$2,361**	**$169**	**$2,530**
Sales of rental equipment	**322**	**13**	**335**
Sales of new equipment	**216**	**16**	**232**
Contractor supplies sales	**369**	**16**	**385**
Service and other	**155**	**3**	**158**
Total revenue	**$3,423**	**$217**	**$3,640**
2005			
Equipment rentals	$2,198	$140	$2,338
Sales of rental equipment	291	13	304
Sales of new equipment	191	14	205
Contractor supplies sales	291	10	301
Service and other	137	3	140
Total revenue	$3,108	$180	$3,288
2004			
Equipment rentals	$1,957	$101	$2,058
Sales of rental equipment	259	13	272
Sales of new equipment	170	7	177
Contractor supplies sales	196	6	202
Service and other	123	3	126
Total revenue	$2,705	$130	$2,835

Equipment rentals. 2006 equipment rentals of $2.53 billion increased $192, or 8.2 percent, reflecting a 5.1 percent increase in rental rates and a 1.9 percentage point increase in our dollar equipment utilization. Equipment rentals represented 70 percent of total revenues in 2006. On a segment basis, equipment rentals represented 69 percent and 78 percent of total revenues for general rentals and trench safety, pump and power, respectively. General rentals equipment rentals increased $163, or 7.4 percent, reflecting increased rental rates and a 6.3 percent increase in same-store rental revenues. Trench safety, pump and power equipment rentals increased $29, or 20.7 percent, reflecting a 5.0 percent increase in same-store rental revenues, as well as increased revenues from acquisitions and cold starts.

Equipment Rental Revenues
(In millions)


$3,000
2,250
1,500
750
0
$2,058
$2,338
$2,530
'04
'05
'06

2005 equipment rentals of $2.34 billion increased $280, or 13.6 percent, reflecting a 5.5 percent increase in rental rates and a 5.0 percentage point increase in our dollar equipment utilization. Equipment rentals represented 71 percent of total revenues in 2005. On a segment basis, equipment rentals represented 71 percent and 78 percent of total revenues for general rentals and trench safety, pump and power, respectively. General rentals equipment rentals increased $241, or 12.3 percent, reflecting increased rental rates and a 10.6 percent increase in same-store rental revenues. Trench safety, pump and power equipment rentals increased $39, or 38.6 percent, reflecting a 22.8 percent increase in same-store rental revenues.

Dollar Utilization


80%
60
40
20
0
55.2%
60.0%
61.9%
'04
'05
'06

Sales of rental equipment. For each of the three years in the period ended December 31, 2006, sales of rental equipment have represented approximately 9 percent of our total revenues and our general rentals segment accounted for approximately 96 percent of these sales. 2006 sales of rental equipment of $335 increased $31, or 10.2 percent, as compared to 2005 reflecting price increases and a shift in the mix of equipment sold. 2005 sales of rental equipment of $304 increased $32, or 11.8 percent, as compared to 2004 reflecting an increase in the number of units of equipment sold.

Sales of new equipment. For each of the three years in the period ended December 31, 2006, sales of new equipment represented approximately 6 percent of our total revenues. Our general rentals segment accounted for approximately 94 percent of these sales. 2006 sales of new equipment of $232 increased $27, or 13.2 percent, as compared to 2005 reflecting price increases and a shift in the mix of equipment sold. 2005 sales of new equipment of $205 increased $28, or 15.8 percent, as compared to 2004 reflecting an increase in the number of units sold.

Contractor Supplies Sales
(In millions)


$400
300
200
100
0
$202
$301
$385
'04
'05
'06

Sales of contractor supplies. Consistent with sales of rental and used equipment, general rentals accounts for substantially all of our contractor supplies sales. Between 2004 and 2006, general rentals accounted for approximately 97 percent of total sales of contractor supplies. 2006 sales of contractor supplies of $385 increased $84, or 27.9 percent, as compared to 2005 reflecting an increase in the volume of supplies sold. 2005 sales of contractor supplies of $301 increased $99, or 49.0 percent, as compared to 2004 reflecting an increase in the volume of supplies sold.

Service and other. Consistent with sales of rental and new equipment as well as sales of contractor supplies, general rentals accounts for substantially all of our service and other revenue. Service and other revenue increased 12.9 percent and 11.1 percent in 2006 and 2005, respectively.

Fourth Quarter Items. As previously discussed, in December 2006, we entered into a definitive agreement to sell our traffic control business to HTS, which was completed in February 2007. In connection with this transaction, we recorded an after-tax loss on sale in 2006 of $24. The loss on sale, as well as 2006 and prior period results for traffic control, have been reflected in discontinued operations in our consolidated statements of operations. Additionally, during the fourth quarter of 2006, we recorded a charge of $9 reflecting recent loss experience related to our estimated provision for self-insurance reserves. Of this amount, $7 was recorded in cost of equipment rentals, excluding depreciation, and the balance was recorded in discontinued operations as it relates to our traffic control operations. Also, during the fourth quarter of 2006, we reduced our reserve for inventory obsolescence and shrinkage by $10 following our annual physical inventory inspections. Of this amount, $7 was recorded in cost of contractor supplies sales and $3 was recorded in cost of equipment rentals, excluding depreciation. In addition to these matters, we recorded a charge of $7 in the fourth quarter related to our estimated exposure for sales-tax matters. This amount has been reflected in selling, general and administrative expenses in the accompanying consolidated statement of operations.

Segment Operating Profit. As discussed in note 3 to our consolidated financial statements, traffic control, which was previously presented as a reporting segment, is now presented within discontinued operations. In conjunction with this presentation, general corporate overhead costs previously allocated to traffic control have been reclassified to continuing operations and reflected within the operating results of general rentals and trench safety, pump and power, our remaining reportable segments. Prior period segment results have been recast to reflect this presentation. Additionally, in 2006, we determined the amount of self-insurance costs attributable to our traffic control operations exceeded the amount of such costs allocated to these operations and, as a result, have reflected more of these costs within discontinued operations than were previously allocated to traffic control when it was a reportable segment. Prior period segment results have been recast to reflect this presentation. The current methodology for allocating self-insurance costs, which includes our estimated exposures for general liability, workers' compensation and automobile liability, reflects the risk profiles of our segments and is based on actuarially performed analyses. As a result of these changes, approximately $16, $15 and $15 of corporate overhead costs for 2006, 2005 and 2004, respectively, that otherwise would have been allocated to traffic control have been reflected in our reportable segment operating income and approximately $9, $11and $4 of self-insurance costs for 2006, 2005 and 2004, respectively, that would have been allocated to our reportable segments under our prior allocation methodology have been presented within discontinued operations. Taking into account these matters, segment operating profit and operating margin for each of the three years in the period ended December 31, 2006 were as follows:

	General rentals	Trench safety, pump and power	Total
2006			
Operating Profit	**$ 568**	**$ 58**	**$ 626**
Operating Margin	**16.6%**	**26.7%**	**17.2%**
2005			
Operating Profit	$ 477	$ 47	$ 524
Operating Margin	15.3%	26.1%	15.9%
2004			
Operating Profit	$ 417	$ 30	$ 447
Operating Margin	15.4%	23.1%	15.8%

General rentals. For each of the three years in the period ended December 31, 2006, general rentals accounted for at least 90 percent of our total operating profit. This contribution percentage is consistent with general rentals' revenue contribution over the same period, which has ranged from 94 to 95 percent. General rentals' operating margin in 2006 increased 1.3 percentage points from 2005, as the benefits of higher rental rates were partially offset by increased costs for labor and benefits as well as reduced gross margins on contractor supplies. General rentals' operating margin in 2005 decreased 0.1 percentage points from 2004 as increased selling, general & administrative expenses offset the benefits of higher rental rates.

Trench safety, pump and power. Operating profit in 2006 increased $11, reflecting a $37 increase in revenues. Trench safety, pump and power operating profit increased $17 in 2005 reflecting a $50 increase in revenues.

Operating Margins



32.9%
33.9%
35.4%
40%
30
20
10
0
15.8%
15.8%
16.8%
15.9%
16.8%
17.2%
'04
'05
'06
Gross Margins
SG&A% of Revenue
Operating Margins

Gross Margin. We have historically realized higher gross margins on sales of rental equipment than on sales of new equipment. This is consistent with the marketplace in general and not unique to United Rentals. Gross margins by revenue classification were as follows:

	Year Ended December 31,		
	2006	2005	2004
Total gross margin	**35.4**	33.9	32.9
Equipment rentals	**38.9**	36.7	34.5
Sales of rental equipment ..	**29.3**	26.6	27.9
Sales of new equipment	**17.7**	18.0	17.5
Contractor supplies sales ...	**21.6**	23.3	26.7
Service and other	**51.9**	49.3	48.4

2006 gross margin of 35.4 percent increased 1.5 percentage points from 2005, reflecting a 2.2 percentage point increase in equipment rentals gross margin and a 2.7 percentage point increase in the sales of rental equipment gross margin, partially offset by a 1.7 percentage point reduction in gross margin on contractor supplies. The improved equipment rental margin reflected a 5.1 percent increase in rental rates as well as a 1.9 percentage point improvement in dollar equipment utilization. The improved margin on sales of rental equipment reflects improved pricing and a shift in the mix of equipment sold. The reduction in contractor supplies sales gross margin reflects increased costs related to our distribution centers.

2005 gross margin of 33.9 percent increased 1.0 percentage point from 2004. The improved margin performance was primarily a result of a 2.2 percentage point increase in equipment rentals gross margin, partially offset by a 3.4 percentage point reduction in gross margins on contractor supplies sales. The improved equipment rental margin reflected a 5.5 percent increase in rental rates as well as a 5.0 percentage point improvement in dollar equipment utilization. The reduction in contractor supplies sales gross margin reflects costs incurred to open distribution centers in the United States and Canada. The reduction in gross margins on sales of rental equipment, as well as the increased margin realized on sales of new equipment, reflects a change in the mix of equipment sold.

Selling, general and administrative expenses (SG&A). SG&A expense information for each of the three years in the period ended December 31, 2006 was as follows:

	Year Ended December 31,		
	2006	2005	2004
Total SG&A expenses	**$613**	$553	$449
SG&A as a percentage of revenue	**16.8**	16.8	15.8

SG&A expense primarily includes sales force compensation, insurance costs, bad debt expense, information technology costs, advertising and marketing expenses, third party professional fees, management salaries and clerical and administrative overhead.

2006 SG&A expense of $613 increased 10.8 percent as compared to 2005 and was flat as a percentage of revenue. The increase in actual spend in SG&A reflects normal inflationary increases, higher selling and insurance costs related to growth in the business and increased professional fees for business improvement initiatives. These increases were partially offset by a year-over-year reduction of $5 in the level of professional fees related to restatement matters as well as reduced bad debt expense.

2005 SG&A expense of $553 increased 23.2 percent as compared to 2004 and represented 16.8 percent of revenue as compared to 15.8 percent in 2004. This increase reflected increased commissions associated with revenue growth as well as an increase in the number of sales people. In addition to these higher selling costs related to growth in the business, the year-over-year growth in SG&A expense reflected normal inflationary increases as well as increased professional fees related to restatement matters of $23.

Non-rental depreciation and amortization for each of the three years in the period ended December 31, 2006 was as follows:

	Year Ended December 31,		
	2006	2005	2004
Non-rental depreciation and amortization	**$50**	$38	$41

Non-rental depreciation and amortization includes (i) depreciation expense associated with equipment that is not offered for rent (such as computers and office equipment) and amortization expense associated with leasehold improvements as well as (ii) the amortization of other intangible assets. Our other intangible assets consist of non-compete agreements as well as customer-related intangible assets. The increase in 2006 relates to a higher base of depreciable assets. Additionally, during the second quarter of 2006, we determined that we had been depreciating certain vehicles on capital lease over a period which exceeded the related contractual lease terms. As a result, our non-rental depreciation and amortization expense for 2006 includes a charge of $4 to correct depreciation expense recorded since the fourth quarter of 2002.

Interest expense, net for each of the three years in the period ended December 31, 2006 was as follows:

	Year Ended December 31,		
	2006	2005	2004
Interest expense, net	**$208**	$181	$327

Interest expense, net for the year ended December 31, 2006 increased $27 or 14.9 percent as compared to 2005 reflecting the increase in interest rates applicable to our floating rate debt, partially offset by lower average debt balances. The increase also reflects a net charge of $6 that we recorded during 2006 related to our $400 term loan prepayment as well as the retirement of $76 of subordinated convertible debentures. The net charge of $6 includes non-cash write-offs of $9 associated with deferred financing costs, partially offset by a gain of $3 recognized in conjunction with the termination of certain interest rate caps. The term loan prepayment and retirement of subordinated convertible debentures are discussed further below; see "—Liquidity and Capital Resources." Interest expense, net for the year ended December 31, 2005 decreased $146, or 44.6 percent, as compared to 2004, reflecting the absence of $171 of refinancing charges, partially offset by an increase in interest rates applicable to our floating rate debt. As of December 31, 2006 and 2005, approximately 53 and 45 percent of our total debt was floating rate debt, respectively. 2004 interest expense, net includes $171 of charges incurred in 2004 related to the refinancing of approximately $2.1 billion of debt.

Interest expense-subordinated convertible debentures for each of the three years in the period ended December 31, 2006 was as follows:

	Year Ended December 31,		
	2006	2005	2004
Interest expense-subordinated convertible debentures ...	**$13**	$14	$14

As discussed further in note 11 to our consolidated financial statements, the subordinated convertible debentures included in our consolidated balance sheets reflect the obligation to our subsidiary that has issued preferred securities. This subsidiary is not consolidated in our financial statements because we are not the primary beneficiary of the trust. As of December 31, 2006 and 2005, the aggregate amount of subordinated convertible debentures outstanding was $146 and $222, respectively. The decline in interest expense- subordinated convertible debentures from 2005 to 2006 reflects the retirement of $76 of these subordinated convertible debentures in the second half of 2006.

Income Taxes. The following table summarizes our continuing operations provision for income taxes and the related effective tax rate for each respective period:

	Year Ended December 31,		
	2006	2005	2004
Income from continuing operations	**$405**	$331	$100
Provision for income taxes ..	**156**	129	28
Effective tax rate (1)	**38.5%**	39.0%	28.0%

(1) A detailed reconciliation of this effective tax rate to the U.S. federal statutory income tax rate is included in note 12 to our consolidated financial statements.

The differences between the effective tax rates of 38.5 percent, 39.0 percent and 28.0 percent and the U.S. federal statutory income tax rate of 35.0 percent for 2006, 2005, and 2004, respectively, relate primarily to state taxes and certain nondeductible charges and other items. Our effective income tax rate will change based on discrete events (such as audit settlements) as well as other factors, including the geographical mix of income before taxes and the related tax rates in those jurisdictions. We anticipate that our 2007 annual effective tax rate for continuing operations will approximate 38.8 percent.

Return On Invested Capital (ROIC)


14.7%
16%
11.5%
12.9%
12
8
4
0
'04
'05
'06

Recent Accounting Pronouncements. See note 2 to our consolidated financial statements for a full description of recent accounting pronouncements, including the respective dates of adoption and effects on our results of operations and financial condition.

Liquidity and Capital Resources

Liquidity. We manage our liquidity using internal cash management practices, which are subject to (i) the policies and cooperation of the financial institutions we utilize to maintain and provide cash management services, (ii) the legal requirements of the agreements to which we are a party and (iii) the statutes, regulations and practices of each of the local jurisdictions in which we operate.

Our principal existing sources of cash are cash generated from operations and from the sale of rental equipment and borrowings available under our revolving credit facility and receivables securitization facility. As of December 31, 2006, we had (i) $492 of borrowing capacity available under the revolving credit facility portion of our senior secured credit facility, (ii) $275 of borrowing capacity available under our accounts receivable securitization facility and (iii) cash and cash equivalents of $119. We believe that our existing sources of cash will be sufficient to support our existing operations over the next twelve months.

We expect that our principal needs for cash relating to our existing operations over the next twelve months will be to fund (i) operating activities and working capital, (ii) the purchase of rental equipment and inventory items offered for sale, (iii) payments due under operating leases, (iv) debt service and (v) acquisitions. We plan to fund such cash requirements from our existing sources of cash. In addition, we may seek additional financing through the securitization of some of our equipment or real estate or through the use of additional operating leases. For information on the scheduled principal and interest payments coming due on our outstanding debt and on the payments coming due under our existing operating leases, see "—Certain Information Concerning Contractual Obligations."

Capital Spending
(In millions)


$965
$823
$649
$1,000
750
500
250
0
'04
'05
'06
Non-Rental Equipment
Rental Equipment

will depend on a number of factors, including general economic conditions and growth prospects. We estimate that our capital expenditures for 2007 will range between $900 and $950. We expect that we will fund such expenditures from proceeds from the sale of rental and non-rental equipment, cash generated from operations and, if required, borrowings available under our revolving credit facility and accounts receivable securitization facility.

While emphasizing internal growth, we intend to continue to expand through a disciplined acquisition program. We will consider potential transactions of varying sizes and may, on a selective basis, pursue acquisition or consolidation opportunities involving other public companies or large privately-held companies. We expect to pay for future acquisitions using cash, capital stock, notes and/or assumption of indebtedness. To the extent that our existing sources of cash described above are not sufficient to fund such future acquisitions, we will require additional debt or equity financing and, consequently, our indebtedness may increase or the ownership of existing stockholders may be diluted as we implement our growth strategy.

Term Loan Prepayment. In the third quarter of 2006, we prepaid $400 of our outstanding term loan using $200 of available cash and $200 borrowed under our accounts receivable securitization facility. Contemporaneous with this term loan prepayment, we terminated a portion of our interest rate caps that were hedging our interest rate exposures on our term loan. In the fourth quarter of 2006, we subsequently repaid $175 of the $200 previously borrowed under our accounts receivable securitization facility.

Retirement of Subordinated Convertible Debentures. As previously discussed, the subordinated convertible debentures included in our consolidated balance sheets reflect the obligation to our subsidiary trust that has issued 6¼ percent Convertible Quarterly Income Preferred Securities ("QUIPS"). In 2006, we announced the redemption of $76 of QUIPS. The redemption price was 101.3 percent. In conjunction with the redemption, we retired $76 of our subordinated convertible debentures. This redemption was funded with proceeds from stock option exercises received during 2006.

Accounts Receivable Securitization. In October 2006, we amended our existing accounts receivable securitization facility. The amended facility provides for generally lower borrowing costs and the facility size has been increased from $200 to

$300. Additionally, the maturity date has been extended from May 2009 to October 2011. Borrowings under the amended facility will continue to be reflected as debt on our consolidated balance sheets.

Loan Covenants and Compliance. As of December 31, 2006, we were in compliance with the covenants and other provisions of our senior secured credit facility, the senior notes, the QUIPS and our accounts receivables securitization facility. Any failure to be in compliance with any material provision or covenant of these agreements could have a material adverse effect on our liquidity and operations.

We consider our most restrictive covenant to be the Minimum Interest Coverage ratio, which is the ratio of our consolidated net income to our interest expense, as defined in our senior secured credit facility. The minimum amount permitted under this covenant is 1.65 to 1.0 and our actual Minimum Interest Coverage ratio for the year ended December 31, 2006 was 2.40 to 1.0.

Sources and Uses of Cash. During 2006, we (i) generated cash from operations of $858, (ii) generated cash from the sale of rental and non-rental equipment of $356 and (iii) received proceeds from the exercise of stock option of $78. We used cash during this period principally to (i) purchase rental and non-rental equipment of $965, (ii) fund payments on debt, net of proceeds received, of $404 and (iv) retire $76 of subordinated convertible debentures. During 2005, we (i) generated cash from operations of $629 and (ii) generated cash from the sale of rental and non-rental equipment of $319. We used cash during this period principally to (i) purchase rental and non-rental equipment of $823, (ii) fund debt repayments and financing costs of $74 and (iii) purchase other companies, net of cash acquired, of $40. During 2004, we (i) generated cash from operations of $725 and (ii) generated cash from the sale of rental and non-rental equipment of $284. We used cash during this period principally to (i) purchase rental and non-rental equipment of $649, (ii) purchase other companies, net of cash acquired, of $102 and (iii) fund payments on debt, net of proceeds received, as well as financing costs of $51.

The consolidated statements of cash flows include the traffic control business for all periods presented and we have not reclassified these cash flows. Our principal sources and uses of cash for traffic control have related to working capital items and capital expenditures for rental and non-rental equipment. Additionally, in 2005, we agreed to maintain $75 in an investment account for a traffic control subsidiary to conduct traffic control business with the state of Florida. In March 2006, we signed an agreement with the state of Florida whereby we were no longer required to maintain these funds in any type of account. Other than this commitment, traffic control has not significantly impacted our liquidity and capital resources. Traffic control's capital expenditures have historically been insignificant to our consolidated results and we do not expect the sale of traffic control to have a material effect on our future cash flows, financial position and results of operations. We intend to reinvest proceeds received from the sale in our operations.

Free Cash Flow*
(In millions)



$400
300
200
100
0
$383
$128
$249
'04
'05
'06

*Free cash flow is a non-GAAP measure. See page 38 for a reconciliation to the nearest GAAP measure.

Our credit ratings as of February 20, 2007 were as follows:

	Corporate Rating	Outlook
Moody's	B1	Stable
S&P	BB–	Positive
Fitch	BB–	Stable

Both our ability to obtain financing and the related cost of borrowing are affected by our credit ratings, which are periodically reviewed by these rating agencies. Our current credit ratings are below investment grade and we expect our access to the public debt markets to be limited to the non-investment grade segment as long as our ratings reflect a below investment grade rating.

(in millions)



$3,167
$3,152
$2,702
$848
$950
$1,084
'04
'05
'06

Debt + Sub. Conv. Debentures / EBITDA = 3.7X 3.3X 2.5X

*EBITDA is a non-GAAP measure. See page 38 for a reconciliation to the nearest GAAP measure.

Certain Information Concerning Contractual Obligations. The table below provides certain information concerning the payments coming due under certain categories of our existing contractual obligations as of December 31, 2006:

	2007	2008	2009	2010	2011	Thereafter	Total
Debt excluding capital leases(1)	$ 17	$ 3	$140	$240	$ 80	$2,003	$2,483
Interest due on debt(2)	168	167	160	154	135	212	996
Capital leases(1)	20	19	14	10	5	5	73
Operating leases(1):							
Real estate	79	69	58	47	39	140	432
Rental equipment	29	21	9	—	—	—	59
Non-rental equipment	32	21	12	8	5	1	79
Service agreements(3)	2	—	—	—	—	—	2
Purchase obligations(4)	338	—	—	—	—	—	338
Subordinated convertible debentures(5)	9	9	9	9	9	303	348
Total	$694	$309	$402	$468	$273	$2,664	$4,810

(1) The payments due with respect to a period represent (i) in the case of debt and capital leases, the scheduled principal payments due in such period, and (ii) in the case of operating leases, the minimum lease payments due in such period under non-cancelable operating leases plus the maximum potential guarantee amounts discussed below under "—Certain Information Concerning Off-Balance Sheet Arrangements."

(2) Estimated interest payments have been calculated based on the principal amount of debt and the effective interest rates as of December 31, 2006.

(3) These represent service agreements with third parties to operate the distribution centers associated with contractor supplies.

(4) As of December 31, 2006, we had outstanding purchase orders with our equipment and inventory suppliers. These purchase orders, which were negotiated in the ordinary course of business, aggregate approximately $338. These purchase commitments can be cancelled by us, generally with 30 days notice and without cancellation penalties. The equipment and inventory receipts from the suppliers for these purchases and related payments to the suppliers are expected to be completed throughout 2007.

(5) Includes interest payments.

Certain Information Concerning Restricted Stock. We have granted to employees other than executive officers and directors approximately 179,000 shares of restricted stock that have not yet vested. The shares vest in 2007 or 2008 or earlier upon a change in control of the Company, death, disability, retirement or certain terminations of employment, and are subject to forfeiture prior to vesting on certain other terminations of employment, the violation of non-compete provisions and certain other events. If a holder of restricted stock sells his or her stock and receives sales proceeds that are less than a specified guaranteed amount set forth in the grant instrument, we have agreed to pay the holder the shortfall between the amount received and such specified amount; however, the foregoing only applies to sales that are made within five trading days of the vesting date. The specified guaranteed amount is (i) $17.20 per share with respect to approximately 136,000 shares scheduled to vest in 2007 and (ii) $19.86 per share with respect to approximately 43,000 shares scheduled to vest in 2008.

Certain Information Concerning Off-Balance Sheet Arrangements. We lease real estate, rental equipment and non-rental equipment under operating leases as a regular business activity. As part of some of our equipment operating leases, we guarantee that the value of the equipment at the end of the term will not be less than a specified projected residual value. If the actual residual value for all equipment subject to such guarantees were to be zero, then our maximum potential liability under these guarantees would be approximately $8. In accordance with *FIN* 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others," this potential liability was not reflected on our balance sheet as of December 31, 2006 or any prior date because the leases associated with such guarantees were entered into prior to January 1, 2003.

Relationship Between Holdings and URNA. Holdings is principally a holding company and primarily conducts its operations through its wholly owned subsidiary, URNA, and subsidiaries of URNA. Holdings provides certain services to URNA in connection with its operations. These services principally include: (i) senior management services, (ii) finance and tax related services and support, (iii) information technology systems and support, (iv) acquisition related services, (v) legal services and (vi) human resource support. In addition, Holdings leases certain equipment and real property that are made available for use by URNA and its subsidiaries.

Critical Accounting Policies

We prepare our consolidated financial statements in accordance with U.S GAAP. A summary of our significant accounting policies is contained in note 2 to our consolidated financial statements. In applying many accounting principles, we make assumptions, estimates and/or judgments. These assumptions, estimates and judgments are often subjective and may change based on changing circumstances or changes in our analysis. Material changes in these assumptions, estimates and judgments have the potential to materially alter our results of operations. We have identified below our accounting policies that we believe could potentially produce materially different results were we to change underlying assumptions, estimates and judgments. Although actual results may differ from those estimates, we believe the estimates are reasonable and appropriate.

Revenue Recognition. We recognize equipment rental revenue on a straight-line basis. Our rental contract periods are daily, weekly or monthly. By way of example, if a customer were to rent a piece of equipment and the daily, weekly and monthly rental rates for that particular piece were (in actual dollars) $100, $300 and $900, respectively, we would recognize revenue of $32.14 per day. The daily rate is calculated by dividing the monthly rate of $900 by 28 days, the monthly term. As part of this straight-line methodology, when the equipment is returned, we recognize as incremental revenue the excess, if any, between the amount the customer is contractually required to pay over the cumulative amount of revenue recognized to date. Revenues from the sale of rental equipment and new equipment are recognized at the time of delivery to, or pick-up by, the customer and when collectibility is reasonably assured. Sales of contractor supplies are also recognized at the time of delivery to, or pick-up by, the customer.

Allowance for Doubtful Accounts. We maintain allowances for doubtful accounts. These allowances reflect our estimate of the amount of our receivables that we will be unable to collect. We base our estimate on a combination of an analysis of our accounts receivable on a specific accounts basis and historical write-off experience. Our estimate could require change based on changing circumstances, including changes in the economy or in the particular circumstances of individual customers. Accordingly, we may be required to increase or decrease our allowance.

Useful Lives of Rental Equipment and Property and Equipment. We depreciate rental equipment and property and equipment over their estimated useful lives, after giving effect to an estimated salvage value which ranges from zero percent to ten percent of cost. The useful life of an asset is determined based on our estimate of the period the asset will generate revenues, and the salvage value is determined based on our estimate of the minimum value we will realize from the asset after such period. We may be required to change these estimates based on changes in our industry or other changing circumstances. If these estimates change in the future, we may be required to recognize increased or decreased depreciation expense for these assets.

Purchase Price Allocation. We have made a significant number of acquisitions in the past and expect that we will continue to make acquisitions in the future. We allocate the cost of the acquired enterprise to the assets acquired and liabilities assumed based on their respective fair values at the date of acquisition. With the exception of goodwill, long-lived fixed assets generally represent the largest component of our acquisitions. The long-lived fixed assets that we acquire are primarily rental equipment, transportation equipment and real estate. With limited exceptions, virtually all of the rental equipment that we have acquired through purchase business combinations has been classified as "To be Used," rather than as "To be Sold." Equipment that we acquire and classify as "To be Used" is recorded at fair value, as determined by replacement cost to the Company of such equipment. We use third party valuation experts to help calculate replacement cost.

In addition to long-lived fixed assets, we also acquire other assets and assume liabilities. These other assets and liabilities typically include, but are not limited to, parts inventory, accounts receivable, accounts payable and other working capital items. Because of their short-term nature, the fair values of these other assets and liabilities generally approximate the book values reflected on the acquired entities' balance sheets. However, when appropriate, we adjust these book values for factors such as collectibility and existence. The intangible assets that we have acquired are primarily goodwill, customer-related intangibles (specifically customer relationships) and covenants not-to-compete. Goodwill is calculated as the excess of the cost of the acquired entity over the net of the amounts assigned to the assets acquired and the liabilities assumed. Customer relationships and non-compete agreements are valued based on an excess earnings or income approach with consideration to projected cash flows.

Impairment of Goodwill. We have made acquisitions in the past that included the recognition of a significant amount of goodwill. Commencing January 1, 2002, goodwill is no longer amortized, but instead is reviewed for impairment annually or more frequently as events occur that indicate a decline in fair value below its carrying value. In general, this means that we must determine whether the fair value of the goodwill, calculated in accordance with applicable accounting standards, is at least equal to the recorded value on our balance sheet. If the fair value of the goodwill is less than the recorded value, we are required to write-off the excess goodwill as an operating expense.

Prior to January 1, 2004, we tested for goodwill impairment on a branch-by-branch basis. Accordingly, a goodwill write-off was required even if only one or a limited number of our branches had an impairment as of the testing date and even if there was no impairment for all our branches on an aggregate basis. Commencing January 1, 2004, we began testing for goodwill impairment at a regional, rather than a branch, level. We began testing for impairment at this level because accounting standards require that goodwill impairment testing be performed at the reporting unit level. In 2004, following a reorganization of our reporting structure, our regions became our reporting units. This change in reporting units may impact future goodwill impairment analyses because there are substantially fewer regions than there are branches.

Impairment of Long-Lived Assets. We review the valuation of our long-lived assets on an ongoing basis and assess the carrying value of such assets if facts and circumstances suggest they may be impaired. If this review indicates the carrying value of these assets may not be recoverable, the carrying value is reduced to its estimated fair value. The determination of recoverability is based upon an undiscounted cash flow analysis over the asset's remaining useful life. We make estimates and assumptions when applying the undiscounted cash flow analysis. These estimates and assumptions may prove to be inaccurate due to factors such as changes in economic conditions, changes in our business prospects or other changing circumstances. If these estimates change in the future, we may be required to recognize write-downs on our long-lived assets.

Income Taxes. We recognize deferred tax assets and liabilities for certain future deductible or taxable temporary differences expected to be reported in our income tax returns. These deferred tax assets and liabilities are computed using the enacted tax rates that are expected to apply in the periods when the related future deductible or taxable temporary difference is expected to be settled or realized. In the case of deferred tax assets, the future realization of the deferred tax benefits and carryforwards are determined with consideration to historical profitability, projected future taxable income, the expected timing of the reversals of existing temporary differences and tax planning strategies. We generally evaluate projected taxable income for a five-year period to determine the recoverability of all deferred tax assets and, in addition, examine the length of the carryforward to ensure the deferred tax assets are established at an amount that is more likely than not to be realized. We have not provided a valuation allowance related to the federal deferred tax asset associated with our federal net operating loss carryforwards because we believe that it is more likely than not that the full benefit of these amounts will be recovered during the carryforward period. We have provided a partial valuation allowance against a deferred tax asset for certain foreign tax credit and state operating loss carryforward amounts. These valuation allowances were required because it is more likely than not that some of the foreign tax credit and carryforward amounts will expire unused.

We are subject to ongoing tax examinations and assessments in various jurisdictions. Accordingly, accruals for tax contingencies are established based on the probable outcomes of such matters. Our ongoing assessments of the probable outcomes of the examinations and related tax accruals require judgment and could increase or decrease our effective tax rate as well as impact our operating results.

Reserves for Claims. We are exposed to various claims relating to our business, including those for which we retain portions of the losses through the application of deductibles and self-insured retentions, which we sometimes refer to as "self-insurance". These claims include (i) workers compensation claims and (ii) claims by third parties for injury or property damage involving our equipment or personnel. These types of claims may take a substantial amount of time to resolve and, accordingly, the ultimate liability associated with a particular claim may not be known for an extended period of time. Our methodology for developing self-insurance reserves is based on management estimates which incorporate actuarial valuations that are periodically prepared by our third party actuaries. Our estimation process considers, among other matters, the cost of known claims over time, cost inflation and incurred but not reported claims. These estimates may change based on, among other things, changes in our claims history or receipt of additional information relevant to assessing the claims. Further, these estimates may prove to be inaccurate due to factors such as adverse judicial determinations or settlements at higher than estimated amounts. Accordingly, we may be required to increase or decrease our reserve levels.

Legal Contingencies. We are involved in a variety of claims, lawsuits, investigations and proceedings, as described elsewhere in this report. We determine whether an estimated loss from a contingency should be accrued by assessing whether a loss is deemed probable and can be reasonably estimated. We assess our potential liability by analyzing our litigation and regulatory matters using available information. We develop our views on estimated losses in consultation with outside counsel handling our defense in these matters, which involves an analysis of potential results, assuming a combination of litigation and settlement strategies. Should developments in any of these matters cause a change in our determination as to an unfavorable outcome and result in the need to recognize a material accrual, or should any of these matters result in a final adverse judgment or be settled for a significant amount, they could have a material adverse effect on our results of operations in the period or periods in which such change in determination, judgment or settlement occurs.

Free Cash Flow GAAP Reconciliation

We define "free cash flow" as (i) net cash provided by operating activities less (ii) purchases of rental and non-rental equipment plus (iii) proceeds from sales of rental and non-rental equipment, proceeds from sales of rental locations and proceeds from sales-leaseback transactions. Management believes free cash flow provides useful additional information concerning cash flow available to meet future debt service obligations and working capital requirements. However, free cash flow is not a measure of financial performance or liquidity under Generally Accepted Accounting Principles ("GAAP"). Accordingly, free cash flow should not be considered an alternative to net income or cash flow from operating activities as indicators of operating performance or liquidity. The table below provides a reconciliation between net cash provided by operating activities and free cash flow.

	Year Ended December 31,		
	2006	2005	2004
Net cash provided by operating activities	**$ 858**	$ 629	$ 725
Purchases of rental equipment	**(879)**	(757)	(600)
Purchases of non-rental equipment	**(86)**	(66)	(49)
Proceeds from sales of rental equipment	**338**	307	275
Proceeds from sales of non-rental equipment	**18**	12	9
Proceeds from sales of rental locations	—	3	—
Proceeds from sales-leaseback transactions	—	—	23
Free Cash Flow	**$ 249**	$ 128	$ 383

EBITDA GAAP Reconciliation

"EBITDA" represents the sum of income from continuing operations before provision for income taxes, interest expense, net, interest expense-subordinated convertible debentures, depreciation-rental equipment and non-rental depreciation and amortization. Management believes EBITDA provides useful information about operating performance and period-over-period growth. However, EBITDA is not a measure of financial performance or liquidity under GAAP and accordingly should not be considered an alternative to net income or cash flow from operating activities as an indicator of operating performance or liquidity. The table below provides a reconciliation between income from continuing operations before provision for income taxes and EBIDTA.

	Year Ended December 31,		
	2006	2005	2004
Income from continuing operations before provision for income taxes	**$ 405**	$ 331	$ 100
Interest expense, net	**208**	181	327
Interest expense—subordinated convertible debentures	**13**	14	14
Depreciation—rental equipment	**408**	386	370
Non-rental depreciation and amortization	**50**	38	41
EBITDA	**$ 1,084**	$ 950	$852

quantitative and qualitative disclosures about market risk

Our exposure to market risk primarily consists of (i) interest rate risk associated with our variable rate debt and (ii) foreign currency exchange rate risk primarily associated with our Canadian operations.

Interest Rate Risk. We periodically utilize interest rate swap agreements and interest rate cap agreements to manage our interest costs and exposure to changes in interest rates. As of December 31, 2006, we had swap agreements with an aggregate notional amount of $1.2 billion and cap agreements with an agreement notional amount of $329. The effect of the swap agreements were, at December 31, 2006, to convert $1.2 billion of our fixed rate notes to floating rate instruments. The fixed rate notes being converted consisted of (i) $445 of our 6 1/2 percent Notes through 2012, (ii) $375 of our 7 percent Notes through 2013, and (iii) $375 of our 7 3/4 percent senior subordinated notes through 2013. Certain of these swaps contain mutual put provisions which allow either party to terminate the swap for the market value of the swap as of certain specified dates between 2007 and 2009. In February 2007, swaps with a notional of $250 were modified and, as a result, these swaps will be de-designated as fair value hedges. Accordingly, there may be volatility in our future earnings.

As of December 31, 2006, after giving effect to our interest rate swap and cap agreements, we had an aggregate of $1.4 billion of indebtedness that bears interest at variable rates. For this purpose, the portion of the term loan subject to the cap is considered fixed. The debt that is subject to fluctuations in interest rates includes $137 of borrowings under our revolving Canadian facility, $25 of borrowings under our accounts receivable securitization facility, $1.2 billion in swaps and $1 of term loans not subject to an interest rate cap. The weighted-average interest rates applicable to our variable rate debt on December 31, 2006 were (i) 6.2 percent for the revolving credit facility (which represents the Canadian rate, since the amount outstanding was Canadian borrowings), (ii) 5.4 percent for borrowings outstanding related to the accounts receivable securitization facility, (iii) 8.1 percent for the debt subject to our swap agreements and (iv) 7.4 percent for the term loan. As of December 31, 2006, based upon the amount of our variable rate debt outstanding, after giving effect to our interest rate swap agreements, our annual earnings would decrease by approximately $9 for each one percentage point increase in the interest rates applicable to our variable rate debt.

The amount of our variable rate indebtedness may fluctuate significantly as a result of changes in the amount of indebtedness outstanding under our revolving credit facility and receivables securitization facility from time to time. Additionally, the amount of our variable rate indebtedness may fluctuate based on changes in our interest rate swaps and caps portfolio. All such derivatives are entered into for hedging, as opposed to speculative, purposes. All of our interest rate cap agreements terminate in June 2007. For additional information concerning the terms of our variable rate debt, see note 10 to our consolidated financial statements.

Currency Exchange Risk. The functional currency for our Canadian operations is the Canadian dollar. As a result, our future earnings could be affected by fluctuations in the exchange rate between the U.S. and Canadian dollars. Based upon the level of our Canadian operations during 2006 relative to the Company as a whole, a 10 percent change in this exchange rate would not have a material impact on our earnings. In addition, we periodically enter into foreign exchange contracts to hedge our transaction exposures. We had no outstanding foreign exchange contracts as of December 31, 2006. We do not engage in purchasing forward exchange contracts for speculative purposes.

Forward-Looking Statements

Certain statements contained in this report and the accompanying materials are forward-looking in nature. These statements can be identified by the use of forward-looking terminology such as "believes," "expects," "plans," "intends," "projects," "forecasts," "may," "will," "should," "on track" or "anticipates" or the negative thereof or comparable terminology, or by discussions of strategy or outlook. The Company's business and operations are subject to a variety of risks and uncertainties and, consequently, actual results may differ materially from those projected by any forward-looking statements. Factors that could cause actual results to differ from those projected include, but are not limited to, the following: (1) unfavorable economic and industry conditions can reduce demand and prices for the Company's products and services, (2) the Company may not have access to capital that it may require, (3) any companies that United Rentals acquires could have undiscovered liabilities and may be difficult to integrate, (4) rates may increase less than anticipated or costs may increase more than anticipated, (5) the SEC inquiry is ongoing and there can be no assurance that the outcome of the SEC inquiry or internal review will not require additional changes in the Company's accounting policies and practices, restatements of financial statements, revisions of guidance, and/or otherwise be adverse to the Company, and (6) the Company may incur additional significant expenses in connection with the SEC inquiry of the Company, the related internal review or the class action lawsuits and derivative actions that were filed in light of the SEC inquiry. Certain of these risks and uncertainties, as well as others, are discussed in greater detail in the Company's filings with the SEC. The Company makes no commitment to revise or update any forward-looking statements in order to reflect events or circumstances after the date any such statement is made.

management's report on internal control over financial reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP. The Company's internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision of our Chief Executive Officer and Chief Financial Officer, our management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2006. In making this assessment, management used the criteria set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on this assessment, our management has concluded that the Company's internal control over financial reporting was effective as of December 31, 2006.

The Company's independent registered public accounting firm, Ernst & Young LLP, has audited management's assessment of the effectiveness of internal control over financial reporting and the effectiveness of the Company's internal control over financial reporting as of December 31, 2006. Ernst & Young LLP's report on management's assessment of the effectiveness of internal control over financial reporting and on the effectiveness of the Company's internal control over financial reporting as of December 31, 2006 is set forth on the following page.

report of independent registered public accounting firm on internal control over financial reporting

The Board of Directors and Stockholders of United Rentals, Inc.

We have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that United Rentals, Inc. and subsidiaries maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). United Rentals, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that United Rentals, Inc. and subsidiaries maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, United Rentals, Inc. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of United Rentals, Inc. and subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2006 of United Rentals, Inc. and subsidiaries and our report dated February 26, 2007, expressed an unqualified opinion thereon.

Ernst + Young LLP

New York, New York
February 26, 2007

report of independent registered public accounting firm on financial statements

The Board of Directors and Stockholders of
United Rentals, Inc.

We have audited the accompanying consolidated balance sheets of United Rentals, Inc. and subsidiaries (the Company) as of December 31, 2006 and 2005, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of United Rentals, Inc. and subsidiaries at December 31, 2006 and 2005, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2 to the consolidated financial statements, effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123R, "Share-Based Payments" using the modified-prospective transition method.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of United Rentals, Inc.'s internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 26, 2007 expressed an unqualified opinion thereon.

Ernst + Young LLP

New York, New York
February 26, 2007

Consolidated Balance Sheets

(In millions, except share data)	December 31, 2006	2005
Assets		
Cash and cash equivalents	**$ 119**	$ 316
Accounts receivable, net of allowance for doubtful accounts of $34 at December 31, 2006 and $41 at December 31, 2005	**502**	511
Inventory	**139**	155
Assets of discontinued operation	**107**	154
Prepaid expenses and other assets	**56**	72
Deferred taxes	**82**	196
Total current assets	**1,005**	1,404
Rental equipment, net	**2,561**	2,319
Property and equipment, net	**359**	306
Goodwill and other intangible assets, net	**1,376**	1,361
Other long-term assets	**65**	80
Total assets	**$5,366**	$5,470
Liabilities and Stockholders' Equity		
Current maturities of long-term debt	**$ 37**	$ 27
Accounts payable	**218**	223
Accrued expenses and other liabilities	**322**	268
Liabilities related to discontinued operation	**22**	23
Total current liabilities	**599**	541
Long-term debt	**2,519**	2,903
Subordinated convertible debentures	**146**	222
Deferred taxes	**463**	458
Other long-term liabilities	**101**	117
Total liabilities	**3,828**	4,241
Preferred stock—$0.01 par value, 5,000,000 shares authorized:		
Series C perpetual convertible preferred stock—$1,000 per share liquidation preference, 300,000 shares issued and outstanding at December 31, 2006 and 2005	**—**	—
Series D perpetual convertible preferred stock—$1,000 per share liquidation preference, 150,000 shares issued and outstanding at December 31, 2006 and 2005	**—**	—
Common stock—$0.01 par value, 500,000,000 shares authorized, 81,178,663 and 77,302,915 shares issued and outstanding, respectively, at December 31, 2006 and 2005	**1**	1
Additional paid-in capital	**1,421**	1,345
Deferred compensation	**—**	(12)
Retained earnings (accumulated deficit)	**69**	(155)
Accumulated other comprehensive income	**47**	50
Total stockholders' equity	**1,538**	1,229
	$5,366	$5,470

See accompanying notes.

consolidated statements of operations

(In millions, except per share amounts)	Year Ended December 31, 2006	2005	2004
Revenues:			
Equipment rentals	**$2,530**	$2,338	$2,058
Sales of rental equipment	**335**	304	272
New equipment sales	**232**	205	177
Contractor supplies sales	**385**	301	202
Service and other revenues	**158**	140	126
Total revenues	**3,640**	3,288	2,835
Cost of revenues:			
Cost of equipment rentals, excluding depreciation	**1,137**	1,094	977
Depreciation of rental equipment	**408**	386	370
Cost of rental equipment sales	**237**	223	196
Cost of new equipment sales	**191**	168	146
Cost of contractor supplies sales	**302**	231	148
Cost of service and other revenue	**76**	71	65
Total cost of revenues	**2,351**	2,173	1,902
Gross profit	**1,289**	1,115	933
Selling, general and administrative expenses	**613**	553	449
Restructuring charge	**—**	—	(4)
Non-rental depreciation and amortization	**50**	38	41
Operating income	**626**	524	447
Interest expense, net	**208**	181	327
Interest expense—subordinated convertible debentures	**13**	14	14
Other (income) expense, net	**—**	(2)	6
Income from continuing operations before provision for income taxes	**405**	331	100
Provision for income taxes	**156**	129	28
Income from continuing operations	**249**	202	72
Loss from discontinued operations, net of taxes	**(25)**	(15)	(156)
Net income (loss)	**$ 224**	$ 187	$ (84)
Basic earnings (loss) available to common stockholders:			
Income from continuing operations	**$ 2.58**	$ 2.13	$ 0.77
Loss from discontinued operations	**(0.26)**	(0.16)	(1.65)
Net income (loss)	**$ 2.32**	$ 1.97	$ (0.88)
Diluted earnings (loss) available to common stockholders:			
Income from continuing operations	**$ 2.28**	$ 1.93	$ 0.71
Loss from discontinued operations	**(0.22)**	(0.13)	(1.50)
Net income (loss)	**$ 2.06**	$ 1.80	$ (0.79)

See accompanying notes.

Consolidated Statements of Stockholders' Equity

(In millions)	Series C Perpetual Convertible Preferred Stock	Series D Perpetual Convertible Preferred Stock	Common Stock Number of Shares	Common Stock Amount	Additional Paid-in Capital	Deferred Compensation	(Accumulated Deficit) Retained Earnings	Comprehensive Income (Loss)	Accumulated Other Comprehensive (Loss) Income
January 1, 2004	$—	$—	77	$1	$1,330	$(26)	$(258)		$22
Comprehensive income (loss):									
Net loss							(84)	$(84)	
Other comprehensive income (loss):									
Foreign currency translation adjustments								17	17
Derivatives qualifying as hedges, net of taxes of $1								(2)	(2)
Comprehensive loss								$ (69)	
Issuance of common stock under deferred compensation plans, net of forfeitures			1	—	13	(13)			
Exercise of common stock options and warrants					7				
Amortization of stock compensation					2	20			
Tax benefit related to vesting of restricted stock					1				
Shares repurchased and retired					(4)				
Balance December 31, 2004	—	—	78	1	1,349	(19)	(342)		37
Comprehensive income (loss):									
Net income							187	$187	
Other comprehensive income (loss):									
Foreign currency translation adjustments								10	10
Derivatives qualifying as hedges, net of taxes of $2								3	3
Comprehensive income								$200	
Issuance of common stock under deferred compensation plans, net of forfeitures					2	(2)			
Exercise of common stock options and warrants					1				
Amortization of stock compensation					1	9			
Tax benefit relating to vesting of restricted stock and options					1				
Founders shares repurchased and retired			(1)		(2)				
Shares repurchased and retired			—	—	(6)				
Forfeiture of stock compensation					(1)				
Balance December 31, 2005	—	—	77	1	1,345	(12)	(155)		50
Comprehensive income (loss):									
Net income							**224**	**$224**	
Other comprehensive income (loss):									
Foreign currency translation adjustments								**(2)**	**(2)**
Derivatives qualifying as hedges, net of taxes of $1								**(1)**	**(1)**
Comprehensive income								**$221**	
Reclassification of unearned stock compensation in connection with adoption of FAS 123 (R)					**(12)**	**12**			
Exercise of common stock options and warrants			**4**		**78**				
Amortization of stock compensation					**16**				
Shares repurchased and retired					**(6)**				
Balance December 31, 2006	**$—**	**$—**	**81**	**$1**	**$1,421**	**$—**	**$69**		**$47**

See accompanying notes.

Consolidated Statements of Cash Flows

(In millions)	2006	2005	2004
	Year Ended December 31,		
Cash Flows From Operating Activities:			
Net income (loss)	**$ 224**	$ 187	$ (84)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization	**487**	454	445
Gain on sales of rental equipment	**(100)**	(82)	(78)
Gain on sales of non-rental equipment	**(6)**	(3)	(2)
Amortization of deferred compensation	**16**	8	22
Restructuring and asset impairment charge	**—**	—	(1)
Goodwill impairment	**—**	—	139
Loss on sale of discontinued operations	**37**	—	—
Repurchase premiums for debt refinancing	**—**	—	151
Write-off of deferred financing fees and unamortized premiums on interest rate caps	**9**	—	—
Non-cash adjustments to equipment	**10**	27	30
Increase (decrease) in deferred taxes	**119**	112	(8)
Changes in operating assets and liabilities:			
Decrease (increase) in accounts receivable	**6**	(78)	10
Decrease (increase) in inventory	**21**	(54)	(19)
Decrease (increase) in prepaid expenses and other assets	**10**	(5)	34
(Decrease) increase in accounts payable	**14**	(6)	62
Increase in accrued expenses and other liabilities	**11**	69	24
Net cash provided by operating activities	**858**	629	725
Cash Flows From Investing Activities:			
Purchases of rental equipment	**(879)**	(757)	(600)
Purchases of non-rental equipment	**(86)**	(66)	(49)
Proceeds from sales of rental equipment	**338**	307	275
Proceeds from sales of non-rental equipment	**18**	12	9
Purchases of other companies	**(39)**	(40)	(102)
Proceeds from sale-leaseback transactions	**—**	—	23
Proceeds from sales of rental locations	**—**	3	—
Net cash used in investing activities	**$(648)**	$(541)	$(444)

Consolidated Statements of Cash Flows

(continued)

(In millions)	Year Ended December 31, 2006	2005	2004
Cash Flows From Financing Activities:			
Proceeds from debt, including borrowings under accounts receivable securitization facility	**$ 265**	$ —	$ 2,211
Payments on debt	**(669)**	(39)	(2,225)
Purchase of interest rate caps	**—**	—	(14)
Payments of financing costs	**—**	(35)	(37)
Proceeds from the exercise of common stock options	**78**	2	6
Shares repurchased and retired	**(4)**	(8)	(5)
Proceeds received in conjunction with partial termination of interest rate caps	**3**	—	—
Subordinated convertible debentures repurchased and retired, including premium paid of $1	**(77)**	—	—
Net cash used in financing activities	**(404)**	(80)	(64)
Effect of foreign exchange rates	**(3)**	5	7
Net (decrease) increase in cash and cash equivalents	**(197)**	13	224
Cash and cash equivalents at beginning of year	**316**	303	79
Cash and cash equivalents at end of year	**$ 119**	$316	$ 303
Supplemental disclosure of cash flow information:			
Cash paid for interest	**$ 218**	$197	$ 175
Cash paid for taxes, net of refunds	**17**	8	(10)
Supplemental schedule of non-cash investing and financing activities:			
The Company acquired the net assets and assumed certain liabilities of other companies as follows:			
Assets, net of cash acquired	**$ 39**	$ 43	$ 119
Less: liabilities assumed	**—**	(3)	(17)
Net cash paid	**$ 39**	$ 40	$ 102

See accompanying notes.

(Dollars in millions, except per share data and unless otherwise indicated)

1 Organization, Basis of Presentation & Consolidation

United Rentals, Inc. ("Holdings," "United Rentals" or the "Company") is principally a holding company and conducts its operations primarily through its wholly owned subsidiary, United Rentals (North America), Inc. ("URNA"), and subsidiaries of URNA. Holdings' primary asset is its sole ownership of all issued and outstanding shares of common stock of URNA. URNA's various credit agreements and debt instruments place restrictions on its ability to transfer funds to its shareholder.

We rent equipment to a diverse customer base that includes construction and industrial companies, manufacturers, utilities, municipalities, homeowners and others in the United States, Canada and Mexico. In addition to renting equipment, we sell new and used rental equipment, as well as related contractor supplies, parts and service.

The accompanying consolidated financial statements include our accounts and those of our controlled subsidiary companies. All significant intercompany accounts and transactions have been eliminated. We consolidate variable interest entities if we are deemed the primary beneficiary of the entity. Certain reclassifications of prior year amounts, including the reclassification of the amortization of deferred financing costs from non-rental depreciation and amortization to interest expense, net, the reclassification of certain customer rebates from selling, general and administration expenses to contra revenue, the reclassification of the depreciation expense for certain vehicles from non-rental depreciation and amortization to depreciation of rental equipment and the presentation of our 2005 consolidated balance sheet on a classified basis, have been made to conform to the current year presentation.

In December 2006, we entered into a definitive agreement to sell our traffic control business. As the held for sale and discontinued operations criteria were met, the operations of traffic control are reflected as discontinued operations for all periods presented.

2 Summary of Significant Accounting Policies

Cash Equivalents

We consider all highly liquid instruments with maturities of three months or less when purchased to be cash equivalents. Included in the cash balance at December 31, 2005 is $75 that we agreed to maintain in an investment account for a traffic control subsidiary to conduct traffic control business with the state of Florida. In March 2006, we signed an agreement with the state of Florida whereby we are no longer required to maintain these funds in any type of account.

Allowance for Doubtful Accounts

We maintain an allowance for doubtful accounts. This allowance reflects our estimate of the amount of our receivables that we will be unable to collect.

Inventory

Inventory consists of new equipment, merchandise and contractor supplies, tools, parts, fuel and related supply items. Inventory is stated at the lower of cost or market. Cost is determined, depending on the type of inventory, on either a specific identification, weighted average or first-in, first-out method.

Rental Equipment

Rental equipment, which includes service and delivery vehicles, is recorded at cost and depreciated over the estimated useful lives of the equipment using the straight-line method. The range of estimated useful lives for rental equipment is two to ten years. Rental equipment is depreciated to a salvage value of zero to ten percent of cost. Ordinary repair and maintenance costs are charged to operations as incurred. Repair and maintenance costs are included in cost of revenues on our consolidated statements of operations. Repair and maintenance expense for our rental equipment was $233, $210 and $198, for the years ended December 31, 2006, 2005 and 2004, respectively.

Property and Equipment

Property and equipment are recorded at cost and depreciated over their estimated useful lives using the straight-line method. The range of estimated useful lives for property and equipment is two to thirty-nine years. Ordinary repair and maintenance costs are charged to operations as incurred. Leasehold improvements are amortized using the straight-line method over their estimated useful lives or the remaining life of the lease, whichever is shorter.

Goodwill

Goodwill represents the excess of cost over the fair value of identifiable net assets of businesses acquired. As discussed in note 8, goodwill is tested for impairment on at least an annual basis. Prior to January 1, 2004, we tested for goodwill impairment on a branch-by-branch basis. Accordingly, a goodwill write-off was required even if only one or a limited number of our branches had an impairment as of the testing date and even if there was no impairment for all our branches on an aggregate basis. Commencing January 1, 2004, we began testing for goodwill impairment at a regional, rather than a branch, level. We began testing for impairment at this level because Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets" requires that goodwill impairment testing be performed at the reporting unit level. In 2004, following a reorganization of our reporting structure, our regions became our reporting units.

Other Intangible Assets

Other intangible assets consist of non-compete agreements and customer-related intangibles (specifically customer relationships). The non-compete agreements are being amortized on a straight-line basis over periods ranging from 2 to 10 years. The customer relationships are being amortized on a straight-line basis over periods ranging from 5 to 12 years.

Long-Lived Assets

Long-lived assets are recorded at the lower of amortized cost or fair value. As part of an ongoing review of the valuation of long-lived assets, we assess the carrying value of such assets if facts and circumstances suggest they may be impaired. If this review indicates the carrying value of these assets may not be recoverable, as determined by an undiscounted cash flow analysis over the remaining useful life, the carrying value would be reduced to its estimated fair value.

Derivative Financial Instruments

Under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," all derivatives are required to be recorded as assets or liabilities and measured at fair value. Gains or losses resulting from changes in the values of derivatives are recognized immediately or deferred, depending on the use of the derivative and whether or not it qualifies as a hedge. We periodically use derivative financial instruments in the management of our interest rate and foreign currency exposures. These derivative instruments are not used for trading or speculative purposes.

Translation of Foreign Currency

Assets and liabilities of our subsidiaries operating outside the United States which have a functional currency other than U.S. dollars are translated into U.S. dollars using exchange rates at the end of the year. Revenues and expenses are translated at average exchange rates effective during the year. Foreign currency translation gains and losses are included as a component of accumulated other comprehensive income (loss) within shareholders' equity.

Fair Value of Financial Instruments

The carrying amounts reported in our consolidated balance sheets for accounts receivable, accounts payable, and accrued expenses and other liabilities approximate fair value due to the immediate to short-term maturity of these financial instruments. The fair values of the revolving credit facility and term loan are determined using current interest rates for similar instruments as of December 31, 2006 and 2005 and approximate the carrying value of these financial instruments due to the fact that the underlying instruments include provisions to adjust interest rates to approximate fair market value. The estimated fair value of our other financial instruments at December 31, 2006 and 2005 have been calculated based upon available market information and are as follows:

	2006		2005	
	Carrying Amount	**Fair Value**	Carrying Amount	Fair Value
Subordinated convertible debentures	**$146**	**$142**	$222	$192
Senior and senior subordinated notes	**2,044**	**2,070**	2,044	1,997
Other debt	**20**	**15**	12	9

Revenue Recognition

Our rental contract periods are daily, weekly or monthly and we recognize equipment rental revenue on a straight-line basis. As part of this straight-line methodology, when the equipment is returned, we recognize as incremental revenue the excess, if any, between the amount the customer is contractually required to pay over the cumulative amount of revenue recognized to date. Revenues from the sale of rental equipment and new equipment are recognized at the time of delivery to, or pick-up by, the customer and when collectibility is reasonably assured. Sales of contractor supplies are also recognized at the time of delivery to, or pick-up by, the customer.

Advertising Expense
We promote our business through local and national advertising in various media, including trade publications, Yellow Pages, the Internet, radio, direct mail and sports sponsorships. Advertising costs are generally expensed as incurred.

Insurance

We are insured for general liability, workers' compensation, and automobile liability, subject to deductibles, or self-insured retentions, per occurrence of $2 for general liability, $1 for workers' compensation and $2 for automobile liability as of December 31, 2006. Losses within these deductible amounts are accrued based upon the aggregate liability for reported claims incurred, as well as an estimated liability for claims incurred but not yet reported. These liabilities are not discounted. The company is also self insured for group medical claims but purchases "stop loss" insurance to protect itself from any one loss exceeding $330,000 (actual dollars).

Income Taxes

We use the liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the differences between financial statement and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse. Recognition of deferred tax assets is limited to amounts considered by management to be more likely than not realized in future periods.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Significant estimates include goodwill impairment charges, allowance for doubtful accounts, useful lives for depreciation and amortization, deferred income taxes, reserves for claims, loss contingencies and fair values of financial instruments. Actual results could materially differ from those estimates.

Concentrations of Credit Risk

Financial instruments that potentially subject us to significant concentrations of credit risk include cash and cash equivalents and accounts receivable. We maintain cash and cash equivalents with high quality financial institutions. Concentration of credit risk with respect to accounts receivable is limited because a large number of geographically diverse customers make up our customer base. Our largest customer accounted for less than 1 percent of total revenues in each of 2006 and 2005 and no single customer represented greater than 1 percent of total accounts receivable at December 31, 2006 and 2005. We control credit risk through credit approvals, credit limits and other monitoring procedures.

Stock-Based Compensation

Effective January 1, 2006, we adopted SFAS No. 123(R), "Share-Based Payment" ("FAS 123(R)"), which establishes accounting for stock-based awards exchanged for employee services. FAS 123(R) provides that stock-based compensation costs be measured at the grant date based on the fair value of the award and recognized as an expense over the requisite service period. Determining the fair-value of share-based awards requires judgment, including estimating stock price volatility, forfeiture rates and expected option life. We adopted FAS 123(R) using the modified-prospective transition method, and therefore we did not restate the results of prior periods. The adoption of FAS 123(R) did not have a material impact on our financial statements. FAS 123(R) requires that cash flows from tax benefits resulting from tax deductions in excess of the compensation cost recognized for stock-based awards ("excess tax benefits") be classified as financing cash flows prospectively from January 1, 2006. Prior to the adoption of FAS 123(R), such excess tax benefits were presented as operating cash flows.

Restricted stock awards are issued at the fair value of the stock on the grant date. Prior to the adoption of FAS 123(R), unearned compensation for grants of restricted stock equivalent to the fair value of the shares at the date of grant was recorded as a separate component of stockholders' equity and subsequently amortized to compensation expense over the awards' vesting period. In accordance with FAS 123(R), stockholders' equity is credited commensurate with the recognition of compensation expense. All unamortized unearned compensation at January 1, 2006 was reclassified to additional paid-in capital.

Prior to January 1, 2006, in accordance with Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," we did not recognize compensation expense relating to employee stock options because the exercise price was equal to or greater than the fair market value (as defined under the relevant award plan) of our stock at the date of grant. If we had elected to recognize compensation expense using a fair value approach, our pro forma income and earnings per share for the years ended December 31, 2005 and 2004 would have been as follows:

	December 31	
	2005	2004
Net income (loss), as reported	$ 187	$ (84)
Plus: Stock-based compensation expense included in reported net income (loss), net of tax	5	13
Less: Stock-based compensation expense determined using the fair value method, net of tax	(6)	(17)
Pro forma net income (loss)	$ 186	$ (88)
Net income (loss) available to common stockholders per share-basic:		
As reported	$1.97	$(0.88)
Pro forma	$1.96	$(0.93)
Net income (loss) available to common stockholders per share-diluted:		
As reported	$1.80	$(0.79)
Pro forma	$1.79	$(0.83)

The weighted average fair value of options granted was $8.18 and $7.33 during 2005 and 2004, respectively. The fair value was estimated on the date of grant using the Black-Scholes option pricing model which uses subjective assumptions which can materially affect fair value estimates and, therefore, does not necessarily provide a single measure of fair value of options. We used a risk-free interest rate average of 3.9 and 2.9 in 2005 and 2004, respectively, a volatility factor for the market price of our common stock of 60 percent and 62 percent in 2005 and 2004, respectively, and a weighted-average expected life of options of approximately three years in 2005 and 2004. For purposes of these pro forma disclosures, the estimated fair value of options is amortized over the options' vesting period.

New Accounting Pronouncements

In June 2006, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" (an interpretation of FAS 109, "Accounting for Income Taxes"), which is effective for fiscal years beginning after December 15, 2006. This interpretation was issued to clarify the accounting for uncertainty in income taxes recognized in the financial statements by prescribing a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. We do not expect there will be any material impact on the income tax benefits we have recognized in our financial statements as a result of this interpretation.

In September 2006, the FASB issued SFAS No. 157 "Fair Value Measurements," which is effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. This statement provides a single definition of fair value, together with a framework for measuring it, and requires new additional disclosure about the use of fair value to measure assets and liabilities. This statement also emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and sets out a fair value hierarchy with the highest priority being quoted prices in active markets. While this statement does not add any new fair value measurements, it may change current practice. We are currently evaluating the potential impact of this statement.

3 Discontinued Operations

In December 2006, we entered into a definitive agreement to sell our traffic control business to HTS Acquisition, Inc. ("HTS"), an entity newly-formed by affiliates of private equity investors Wynnchurch Capital Partners and Oak Hill Special Opportunities Fund, L.P. In connection with this transaction, we recorded an after-tax loss on sale in 2006 of $24. Traffic control was previously presented as a separate reporting segment. The transaction closed in February 2007 and we received net proceeds of $68.

In accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," the results of operations of our traffic control business have been reported within discontinued operations in the consolidated statements of operations, and prior period consolidated statements of operations have been recast. The assets and liabilities associated with the traffic control business have also been classified separately in our consolidated balance sheets. The segment results in note 4 reflect the reclassification of traffic control to discontinued operations. The 2006 consolidated statement of cash flows does not separately report the cash flows of the discontinued operations. Interest expense of $4 has been allocated to the traffic control operations for each of the three years in the period ended December 31, 2006. The interest expense allocation to discontinued operations is based on the expected proceeds from the sale as well as our average cost of debt. General corporate overhead costs previously allocated to traffic control when it was presented as a reportable segment have been reclassified and reflected in continuing operations.

Summarized results of operations for traffic control are as follows:

	Year Ended December 31,		
	2006	2005	2004[1]
Revenues	**$280**	$270	$ 255
Income (loss) from operation before income taxes	**$ 1**	$ (21)	$(188)
Loss on sale	**(37)**	—	—
Income tax benefit	**11**	6	32
Loss from discontinued operation, net of taxes	**$ (25)**	$ (15)	$(156)

(1) 2004 results include a $139 pre-tax goodwill impairment charge.

The following is a summary of the assets and liabilities of traffic control as of December 31:

	2006	2005
Assets		
Accounts receivable, net	**$ 65**	$ 61
Rental equipment, net	**11**	32
Property and equipment, net	**14**	40
Other assets	**17**	21
Total assets of discontinued operation	**107**	154
Liabilities		
Accounts payable	**7**	10
Accrued expenses and other liabilities	**15**	13
Total liabilities related to discontinued operation	**22**	23
Net assets of discontinued operation	**$ 85**	$131

In conjunction with the sale, we retained financial responsibility for deductibles and self-insured retentions associated with casualty insurance programs (workers' compensation, automobile liability and general liability) covering the traffic control business with respect to claims arising from loss occurrences prior to closing. These liabilities are not being assumed by the purchaser. We are not liable for these types of liabilities associated with the traffic control business which arise subsequent to the sale. The aggregate amount of these retained liabilities as of December 31, 2006 was $30 and is included in accrued expenses and other liabilities and other long-term liabilities in the consolidated balance sheet.

4 Segment Information

Our reportable segments are general rentals and trench safety, pump and power. The general rentals segment includes the rental of construction, aerial, industrial and homeowner equipment and related services and activities. The general rentals segment's customers include construction and industrial companies, manufacturers, utilities, municipalities and homeowners. The general rentals segment operates throughout the United States and Canada and has one location in Mexico. The trench safety, pump and power segment includes the rental of specialty construction products and related services. The trench safety, pump and power segment's customers include construction companies involved in infrastructure projects, municipalities and industrial companies. This segment operates in the United States and has one location in Canada.

These segments align our external segment reporting with how management evaluates and allocates resources. We evaluate segment performance based on segment operating results.

The accounting policies of our segments are the same as those described in the summary of significant accounting policies in note 2. Certain corporate costs, including those related to selling, finance, legal, risk management, human resources, corporate management and information technology systems, are deemed to be of an operating nature and are allocated to our segments based on the actual amount of costs incurred in the prior year for SG&A and equipment rental revenue generating activities. As discussed in note 3 to our consolidated financial statements, traffic control, which was previously presented as a reporting segment, is now presented within discontinued operations. In conjunction with this presentation, general corporate overhead costs previously allocated to traffic control based on our management reporting have been reclassified to continuing operations and reflected within the operating results of general rentals and trench safety, pump and power, our remaining reportable segments. Prior period segment results have been recast to reflect this presentation. Additionally, in 2006, we determined the amount of self-insurance costs attributable to our traffic control operations exceeded the amount of such costs allocated to these operations and, as a result, have reflected more of these costs within discontinued operations than were previously allocated to traffic control when it was a reportable segment. Prior period segment results have been recast to reflect this presentation. The current methodology for allocating self-insurance costs, which includes our estimated exposures for general liability, workers' compensation and automobile liability, reflects the risk profiles of our segments and is based on actuarially performed analyses. As a result of these changes, approximately $16, $15 and $15 of corporate overhead costs for 2006, 2005 and 2004, respectively, that otherwise would have been allocated to traffic control have been reflected in our reportable segment operating income and approximately $9, $11 and $4 of self-insurance costs for 2006, 2005 and 2004, respectively, that would have been allocated to our reportable segments under our prior allocation methodology have been presented within discontinued operations.

The following table sets forth financial information by segment. Information related to our consolidated balance sheets is presented as of December 31, 2006 and 2005.

	Year Ended December 31,		
	2006	2005	2004
Total reportable segment revenues			
General rentals	**$3,423**	$3,108	$2,705
Trench safety, pump and power	**217**	180	130
Total revenues	**$3,640**	$3,288	$2,835
Total reportable segment depreciation and amortization expense			
General rentals	**$ 435**	$ 404	$ 395
Trench safety, pump and power	**23**	20	16
Total depreciation and amortization expense	**$ 458**	$ 424	$ 411
Reportable segment operating income			
General rentals	**$ 568**	$ 477	$ 417
Trench safety, pump and power	**58**	47	30
Segment operating income	**$ 626**	$ 524	$ 447
Total capital expenditures			
General rentals	**$ 900**	$ 763	$ 590
Trench safety, pump and power	**51**	38	35
Assets of discontinued operation	**14**	22	24
Total capital expenditures	**$ 965**	$ 823	$ 649
Total assets			
General rentals	**$5,112**	$5,200	
Trench safety, pump and power	**147**	116	
Assets of discontinued operation	**107**	154	
Total assets	**$5,366**	$5,470	

We operate in the United States, Canada and Mexico. Geographic area information for the years ended December 31, 2006, 2005 and 2004 is as follows, except for balance sheet information which is presented as of December 31, 2006 and 2005 only:

	Year Ended December 31,		
	2006	2005	2004
Reportable segment revenues from external customers			
Domestic	**$3,260**	$2,960	$2,585
Foreign (primarily Canada)	**380**	328	250
Total revenues from external customers	**$3,640**	$3,288	$2,835
Rental equipment, net			
Domestic	**$2,318**	$2,099	
Foreign	**243**	220	
Total consolidated rental equipment, net	**$2,561**	$2,319	
Property and equipment, net			
Domestic	**$ 329**	$ 285	
Foreign	**30**	21	
Total consolidated property and equipment, net	**$ 359**	$ 306	
Goodwill and other intangible assets, net			
Domestic	**$1,242**	$1,214	
Foreign	**134**	147	
Total consolidated goodwill and other intangible assets, net	**$1,376**	$1,361	

5 Rental Equipment

Rental equipment consists of the following:

	December 31,	
	2006	2005
Rental equipment	**$3,760**	$3,410
Less accumulated depreciation	**(1,199)**	(1,091)
Rental equipment, net	**$2,561**	$2,319

6 Property and Equipment

Property and equipment consist of the following:

	December 31,	
	2006	2005
Land	**$ 91**	$ 62
Buildings	**152**	128
Non-rental vehicles	**71**	83
Machinery and equipment	**42**	35
Furniture and fixtures	**101**	91
Leasehold improvements	**100**	88
	557	487
Less accumulated depreciation and amortization	**(198)**	(181)
Property and equipment, net	**$ 359**	$ 306

7 Acquisitions

We completed two, two and three acquisitions during the years ended December 31, 2006, 2005 and 2004, respectively. The results of operations of the businesses acquired in these acquisitions have been included in our results of operations from their respective acquisition dates.

In March 2006, we acquired the equipment and assets of Handy Rent-All Center, which had annual revenues of approximately $16. The aggregate purchase price for this acquisition was approximately $23. In June 2006, we acquired the equipment and assets of D. Larry Carter, Inc., which had annual revenues of approximately $10. The aggregate purchase price for this acquisition was approximately $18.

In December 2005, we acquired Sandvick Equipment & Supply Company, a trench safety company, with annual revenues of approximately $21. In June 2005, we acquired HSS RentX branch locations in Colorado. Total 2004 revenues of the acquired branches were approximately $9. The aggregate purchase price for these acquisitions was approximately $42, less liabilities assumed of approximately $10.

In October 2004, we acquired Atlantic Rentals Ltd., which had revenues in 2003 of approximately $32. In February 2004, we acquired 843504 Alberta Ltd. (formerly known as Skyreach Equipment, Ltd.), which had annual revenues in 2003 of approximately $35. The aggregate purchase price for these 2004 acquisitions was approximately $91, less liabilities assumed of $22.

The purchase prices for all acquisitions have been allocated to the assets acquired and liabilities assumed based on their respective fair values at their respective acquisition dates. Purchase price allocations are subject to change when additional information concerning asset and liability valuations is completed. The preliminary purchase price allocations that are subject to change primarily consist of intangible assets as well as rental and non-rental equipment valuations. These allocations are finalized within twelve months of the acquisition date and are not expected to result in significant differences between the preliminary and final allocations.

Pro forma combined results of operations giving effect to these acquisitions would not vary materially from historical results.

8 Goodwill and Other Intangible Assets

The following table presents the changes in the carrying amount of goodwill for each of the three years in the period ended December 31, 2006:

	General rentals	Trench safety, pump and power	Total
Balance at January 1, 2004	$1,202	$ 70	$1,272
Goodwill related to acquisitions	35	—	35
Foreign currency translation and other adjustments	(14)	—	(14)
Balance at December 31, 2004	1,223	70	1,293
Goodwill related to acquisitions	4	27	31
Foreign currency translation and other adjustments	4	—	4
Balance at December 31, 2005	1,231	97	1,328
Goodwill related to acquisitions	**21**	**(12)**	**9**
Foreign currency translation and other adjustments	**1**	**—**	**1**
Balance at December 31, 2006	**$1,253**	**$85**	**$1,338**

We are required to review our goodwill for impairment annually as of a scheduled review date. However, if events or circumstances suggest that goodwill could be impaired, we may be required to conduct an earlier review. The scheduled review date is October 1 of each year.

Other intangible assets primarily consist of customer relationships and non-compete agreements. Intangible assets were comprised of the following at December 31, 2006 and 2005:

	Average Remaining Amortization Period		As of December 31, 2006		
	2006	2005	**Gross Carrying Amount**	**Accumulated Amortization**	**Net Amount**
Non-compete agreements	**26 months**	18 months	**$21**	**$19**	**$ 2**
Customer relationships	**7 years**	9 years	**$49**	**$13**	**$36**

	As of December 31, 2005		
	Gross Carrying Amount	Accumulated Amortization	Net Amount
Non-compete agreements	$21	$18	$ 3
Customer relationships	$40	$10	$30

Amortization expense for other intangible assets was $4, $5 and $4 for the years ended December 31, 2006, 2005 and 2004, respectively.

As of December 31, 2006, estimated amortization expense for other intangible assets for each of the next five years and thereafter is as follows:

2007	$ 5
2008	5
2009	5
2010	4
2011	4
Thereafter	15
	$38

9 Accrued Expenses and Other Liabilities and Other Long-Term Liabilities

Accrued expenses and other liabilities consist of the following:

	December 31,	
	2006	2005
Self-insurance accruals	**$ 50**	$ 47
Accrued compensation	**88**	50
Financial derivative instruments	**12**	—
Property and income taxes payable	**27**	17
Interest payable	**47**	45
Deferred revenue	**16**	12
Accrued benefit costs	**14**	12
Deferred Rent	**9**	8
Professional fees	**7**	11
Restructuring reserves	**3**	5
Other[1]	**49**	61
Accrued expenses and other liabilities	**$322**	$268

(1) Other includes multiple items, none of which is individually significant.

Other long-term liabilities consist of the following:

	December 31,	
	2006	2005
Self-insurance accruals	**$ 49**	$ 41
Financial derivative instruments	**44**	54
Other	**8**	22
	$101	$117

10 Debt

Debt consists of the following:

	December 31,	
	2006	2005
Revolving Credit Facility, interest payable at a weighted average rate of 6.2 and 5.3 percent at December 31, 2006 and 2005, respectively	**$ 137**	$ 137
Term Loan, interest payable at 7.4 and 6.6 percent at December 31, 2006 and 2005, respectively	**330**	737
7¾ percent Senior Subordinated Notes, interest payable semi-annually	**525**	525
7 percent Senior Subordinated Notes, interest payable semi-annually	**375**	375
6½ percent Senior Notes, interest payable semi-annually	**1,000**	1,000
1⅞ percent Convertible Senior Subordinated Notes, interest payable semi-annually	**144**	144
Accounts receivable securitization facility	**25**	—
Other debt, including capital leases	**20**	12
Total debt	**2,556**	2,930
Less current portion	**(37)**	(27)
Long-term debt	**$2,519**	$2,903

Senior Secured Credit Facility. URNA's senior secured credit facility, as amended and restated, includes a (i) $650 revolving credit facility, (ii) $150 institutional letter of credit facility and (iii) $750 term loan. The revolving credit facility, institutional letter of credit facility and term loan are governed by the same credit agreement. URNA's obligations under the credit facility are guaranteed by Holdings and, subject to limited exceptions, URNA's domestic subsidiaries and are secured by liens on substantially all of the assets of URNA, Holdings and URNA's domestic subsidiaries. Set forth below is certain additional information concerning the amended and restated facility.

Revolving Credit Facility. The revolving credit facility enables URNA to borrow up to $650 on a revolving basis and enables certain of the Company's Canadian subsidiaries to borrow up to $150 (provided that the aggregate borrowings of URI and the Canadian subsidiaries may not exceed $650). A portion of the revolving credit facility, up to $250, is available for issuance of letters of credit. The revolving credit facility is scheduled to mature and terminate in February 2009. As of December 31, 2006, the outstanding borrowings under this facility were $137 and utilized letters of credit were $21. All outstanding borrowings under the revolving credit facility at December 31, 2006 were Canadian subsidiary borrowings.

U.S. dollar borrowings under the revolving credit facility accrue interest, at the borrower's option, at either (a) the ABR rate (which is equal to the greater of (i) the Federal Funds Rate plus 0.5 percent and (ii) JPMorgan Chase Bank's prime rate) plus a margin of 1.25 percent, or (b) an adjusted LIBOR rate plus a maximum margin of 2.25 percent.

Canadian dollar borrowings under the revolving credit facility accrue interest, at the borrower's option, at either (a) the Canadian prime rate (which is equal to the greater of (i) the CDOR rate plus 1 percent and (ii) JPMorgan Chase Bank, Toronto Branch's prime rate) plus a margin of 1.25 percent, or (b) the B/A rate (which is equal to JPMorgan Chase Bank, Toronto Branch's B/A rate) plus a maximum margin of 2.25 percent. The rate applicable to Canadian borrowings outstanding under the revolving credit facility was 6.2 at December 31, 2006.

URNA is also required to pay the lenders a commitment fee equal to 0.5 percent per annum, payable quarterly, in respect of undrawn commitments under the revolving credit facility.

Institutional Letter of Credit Facility ("ILCF"). The ILCF provides for up to $150 in letters of credit. The ILCF is in addition to the letter of credit capacity under the revolving credit facility. The total combined letter of credit capacity under the revolving credit facility and the ILCF is $400. Subject to certain conditions, all or part of the ILCF may be converted into term loans. The ILCF is scheduled to terminate in February 2011. As of December 31, 2006, the outstanding letters of credit under the ILCF were approximately $150.

URNA is required to pay a fee which accrues at the rate of 0.1 percent per annum on the amount of the ILCF. In addition, URI is required to pay participation and other fees in respect of letters of credit. For letters of credit obtained under both the ILCF and the revolving credit facility, these fees accrue at the rate of 2.40 percent and 1.90 percent per annum, respectively.

Term Loan. The term loan was obtained in two draws. An initial draw of $550 was made upon the closing of the credit facility in February 2004 and an additional draw of $200 was made in April 2004.

The term loan must be repaid in installments as follows: (i) during the period from and including June 30, 2004 to and including March 31, 2010, URNA must repay on each March 31, June 30, September 30 and December 31 of each year an amount equal to one-fourth of 1 percent of the original aggregate principal amount of the term referred to below and (ii) URNA must repay on each of June 30, 2010, September 30, 2010, December 31, 2010, and at maturity on February 14, 2011 an amount equal to 23.5 percent of the original aggregate principal amount of the term loan reduced pro-rata by the $400 prepayment referred to below. In 2006, we prepaid $400 of our outstanding term loan. Contemporaneous with this term loan prepayment, we terminated a portion of our interest rate caps that were hedging our interest rate exposures on our term loan. Amounts repaid in respect of the term loan may not be reborrowed.

Borrowings under the term loan accrue interest, at URNA's option, at either (a) the ABR rate plus a maximum margin of 1.25 percent, or (b) an adjusted LIBOR rate plus a maximum margin of 2.25 percent. The rate was 7.4 percent at December 31, 2006.

Covenants. Under the agreement governing the senior secured credit facility, we are required to, among other things, satisfy certain financial tests relating to: (a) interest coverage ratio, (b) the ratio of funded debt to cash flow, (c) the ratio of senior secured debt to tangible assets and (d) the ratio of senior secured debt to cash flow. We are also subject to various other covenants under the agreement governing the credit facility. These covenants require us to timely file audited annual and quarterly financial statements and limit or restrict, among other things, our ability to incur indebtedness, make prepayments of certain indebtedness, pay dividends, make investments, create liens, and engage in mergers, acquisitions and dispositions. If we are unable to satisfy any of these covenants, the lenders could elect to terminate the credit facility and require us to repay the outstanding borrowings under the credit facility. If at any time an event of default under the senior secured credit facility exists, the interest rate applicable to each revolving and term loan will be based on the highest margins provided for.

7¾ percent Senior Subordinated Notes. In November 2003, URNA issued $525 million aggregate principal amount of 7¾ percent Senior Subordinated Notes (the "7¾ percent Notes") which are due November 15, 2013. The net proceeds from the sale of the 7¾ percent Notes were $523 million (after deducting the initial purchasers' discount and offering expenses). The 7¾ percent Notes are unsecured and are guaranteed by Holdings and, subject to limited exceptions, URNA's domestic subsidiaries. The 7¾ percent Notes may be redeemed on or after November 15, 2008, at

specified redemption prices that range from 103.875 percent in 2008 to 100.0 percent in 2011 and thereafter. The indenture governing the 7¾ percent Notes contains certain restrictive covenants, including, among others, limitations on (i) additional indebtedness, (ii) restricted payments, (iii) liens, (iv) dividends and other payments, (v) preferred stock of certain subsidiaries, (vi) transactions with affiliates, (vii) the disposition of proceeds of asset sales and (viii) our ability to consolidate, merge or sell all or substantially all of our assets, as well as a requirement to timely file periodic reports with the SEC.

7 percent Senior Subordinated Notes. In January 2004, URI issued $375 aggregate principal amount of 7 percent Senior Subordinated Notes (the "7 percent Notes") which are due February 15, 2014. The net proceeds from the sale of the 7 percent Notes were approximately $369, after deducting offering expenses. The 7 percent Notes are unsecured and are guaranteed by Holdings and, subject to limited exceptions, URNA's domestic subsidiaries. The 7 percent Notes mature on February 15, 2014 and may be redeemed by URNA on or after February 15, 2009, at specified redemption prices that range from 103.5 percent in 2009 to 100.0 percent in 2012 and thereafter. The indenture governing the 7 percent Notes contains certain restrictive covenants, including, among others, limitations on (i) additional indebtedness, (ii) restricted payments, (iii) liens, (iv) dividends and other payments, (v) preferred stock of certain subsidiaries, (vi) transactions with affiliates, (vii) the disposition of proceeds of asset sales and (viii) our ability to consolidate, merge or sell all or substantially all of our assets, as well as a requirement to timely file periodic reports with the SEC.

6½ percent Senior Notes. In February 2004, URNA issued $1 billion aggregate principal amount of 6½ percent Senior Notes (the "6½ percent Notes") which are due February 15, 2012. The net proceeds from the sale of the 6½ percent Notes were approximately $985, after deducting offering expenses. The 6½ percent Notes are unsecured and are guaranteed by Holdings and, subject to limited exceptions, URNA's domestic subsidiaries. The 6½ percent Notes mature on February 15, 2012 and may be redeemed by URNA on or after February 15, 2008, at specified redemption prices that range from 103.25 percent in 2008 to 100.0 percent in 2010 and thereafter. The indenture governing the 6½ percent Notes contains certain restrictive covenants, including limitations, among others, on (i) additional indebtedness, (ii) restricted payments, (iii) liens, (iv) dividends and other payments, (v) preferred stock of certain subsidiaries, (vi) transactions with affiliates, (vii) the disposition of proceeds of asset sales, (viii) our ability to consolidate, merge or sell all or substantially all of our assets and (ix) sale-leaseback transactions, as well as a requirement to timely file periodic reports with the SEC.

1⅞ percent Convertible Senior Subordinated Notes. In October and December 2003, URNA issued approximately $144 million aggregate principal amount of 1⅞ percent Convertible Senior Subordinated Notes (the "1⅞ percent Convertible Notes") which are due October 15, 2023. The net proceeds from the sale of the 1⅞ percent Convertible Notes were approximately $140 million (after deducting the initial purchasers' discount and offering expenses). The 1⅞ percent Convertible Notes are unsecured and are guaranteed by Holdings. Holders of the 1⅞ percent Convertible Notes may convert them into shares of common stock prior to their maturity at a current conversion price of approximately $22.25 per share (subject to further adjustment in certain circumstances), if (i) the price of our common stock reaches a specific threshold, (ii) the 1⅞ percent Convertible Notes are called for redemption, (iii) specified corporate transactions occur or (iv) the trading price of the 1⅞ percent Convertible Notes falls below certain thresholds. The 1⅞ percent Convertible Notes mature on October 15, 2023 and may be redeemed on or after October 20, 2010, at 100.0 percent of the principal amount. Holders of the 1⅞ percent Convertible Notes may require URNA to repurchase all or a portion of the 1⅞ percent Convertible Notes in cash on each of October 15, 2010, October 15, 2013 and October 15, 2018 at 100 percent of the principal amount of the 1⅞ percent Convertible Notes to be repurchased.

Accounts Receivable Securitization Facility. In October 2006, we amended our existing accounts receivable securitization facility. The amended facility provides for generally lower borrowing costs and the facility size has been increased from $200 to $300. Additionally, the maturity was extended from May 2009 to October 2011. Borrowings under the amended facility will continue to be reflected as debt on our consolidated balance sheets. Key terms of this facility include:

- borrowings may be made only to the extent that the face amount of the receivables in the collateral pool exceeds the outstanding loans by a specified amount;
- the facility is structured so that the receivables in the collateral pool are the lenders' only source of repayment;
- after expiration or early termination of the facility, no new amounts will be advanced

under the facility and collections on the receivables securing the facility will be used to repay the outstanding borrowings; and

- the facility contains standard termination events including, without limitation, a termination event if (i) the long-term senior secured rating of URI falls below either B+ from Standard & Poor's Rating Services ("S&P") or B2 from Moody's Investors Service ("Moody's") or (ii) our New Credit Facility is terminated. At December 31, 2006, the Company's long-term senior secured debt was rated BB- by S&P and Ba1 by Moody's.

Outstanding borrowings under the facility generally accrue interest at the commercial paper rate plus a specified spread not to exceed 1.0 percent. We are also required to pay a commitment fee based on our Funded Debt to Cash Flow ratio. This commitment fee was 22.5 basis points (0.225 percent) at December 31, 2006.

Loan Covenants and Compliance
As of December 31, 2006, we were in compliance with the covenants and other provisions of our senior secured credit facility, the senior notes, the QUIPS and our accounts receivable securitization facility. Any failure to be in compliance with any material provision or covenant of these agreements could have a material adverse effect on our liquidity and operations.

We consider our most restrictive covenant to be the Minimum Interest Coverage ratio, which is the ratio of our consolidated net income to our interest expense, as defined in our senior secured credit facility. The minimum amount permitted under this covenant is 1.65 to 1.0 and our actual Minimum Interest Coverage ratio for the year ended December 31, 2006 was 2.40 to 1.0.

Interest Rate Swap and Cap Agreements. As of December 31, 2006, we had swap agreements with an aggregate notional amount of $1.2 billion. The effect of these agreements was to convert $1.2 billion of our fixed rate notes to floating rate instruments. The fixed rate notes being converted consisted of: (i) $445 of our 6½ percent Notes through 2012, (ii) $375 of our 7¾ percent senior subordinated notes through 2013 and (iii) $375 of our 7 percent Notes through 2013. These swap agreements which convert our fixed rate notes to floating rate instruments are designated as fair value hedges. Changes in the fair values of our fair value hedges, as well as the offsetting fair value changes in the hedged items, are recorded on the statements of operations. There was no ineffectiveness related to our fair value hedges. As of December 31, 2006, we had an unrealized loss of $56, based upon the fair value of our fair value hedges. Certain of these swaps contain mutual put provisions which allow either party to terminate the swap for the market value of the swap as of certain specified dates between 2007 and 2009. In February 2007, swaps with a notional of $250 were modified and, as a result, these swaps will be de-designated as fair value hedges.

As of December 31, 2006, we had interest rate cap agreements that effectively limit the interest rate on $329 of our term loan. The cap agreements, which are designated as cash flow hedges, terminate in June 2007. Changes in the fair values of our cash flow hedges are recorded in other comprehensive income and reclassified into earnings in the same periods during which the hedged transactions affect earnings. There was no ineffectiveness related to our cash flow hedges. As of December 31, 2006, we had an unrealized gain of $1 based upon the fair value of our cash flow hedges.

Maturities. Maturities of the Company's debt for each of the next five years and thereafter at December 31, 2006 are as follows:

2007	$ 37
2008	22
2009	154
2010	250
2011	85
Thereafter	2,008
Total	$2,556

11 Subordinated Convertible Debentures

The subordinated convertible debentures included in our consolidated balance sheets reflect the obligation to our subsidiary that has issued preferred securities. This subsidiary is not consolidated in our financial statements because we are not the primary beneficiary of the trust.

In August 1998, a subsidiary trust (the "Trust") of Holdings issued and sold $300 of QUIPS in a private offering. The Trust used the proceeds from the offering to purchase 6½ percent convertible subordinated debentures due 2028 (the "Debentures") which resulted in Holdings receiving all of the net proceeds of the offering. The QUIPS are non-voting securities, carry a liquidation value of $50 (fifty dollars) per security and are convertible into the Company's common stock. The initial convertible rate was 1.146 shares of common stock per preferred security (equivalent to an initial conversion price of $43.63 per share).

In August and October 2006, we announced redemptions of an aggregrate of $76 of QUIPS. The redemption price was 101.3%. In conjunction with the redemptions, we retired $76 of our Debentures. The redemptions were funded with the proceeds of stock option exercises received during 2006. As of December 31, 2006 and 2005, the aggregate amount of Debentures outstanding was $146 and $222, respectively.

Holders of the QUIPS are entitled to preferential cumulative cash distributions from the Trust at an annual rate of 6½ percent of the liquidation value, accruing from the original issue date and payable quarterly in arrears beginning February 1, 1999. The distribution rate and dates correspond to the interest rate and payment dates on the Debentures. Holdings may defer quarterly interest payments on the Debentures for up to twenty consecutive quarters, but not beyond the maturity date of the Debentures. If Holdings' quarterly interest payments on the Debentures are deferred, so are the corresponding cash distribution payments on the QUIPS. During any period in which Holdings is deferring its quarterly interest payments, Holdings will be prohibited from paying dividends on any of its capital stock or making principal, interest or other payments on debt securities that rank pari passu with or junior to the Debentures.

Holdings has executed a guarantee with regard to payment of the QUIPS to the extent that the Trust has insufficient funds to make the required payments.

12 Income Taxes

The components of the provision for income taxes from continuing operations for each of the three years in the period ended December 31, 2006 are as follows:

	Year ended December 31,		
	2006	2005	2004
Current			
Federal	**$ 10**	$ 6	$—
Foreign	**10**	3	2
State and local	**6**	3	2
	26	12	4
Deferred			
Federal	**$117**	$ 93	$28
Foreign	**3**	8	2
State and local	**10**	16	(6)
	130	117	24
Total	**$156**	$129	$28

A reconciliation of the provision for income taxes and the amount computed by applying the statutory federal income tax rate of 35 percent to income from continuing operations before provision (benefit) for income taxes is as follows:

	Year ended December 31,		
	2006	2005	2004
Computed tax at statutory tax rate	**$142**	$113	$35
State income taxes, net of federal tax benefit	**10**	12	(3)
Non-deductible expenses and other	**5**	2	(2)
Foreign taxes	**(1)**	2	(2)
	$156	$129	$28

The components of deferred income tax assets (liabilities) are as follows:

	December 31, 2006			December 31, 2005		
	Current	**Non Current**	**Total**	Current	Non Current	Total
Reserves and allowances	**$ 70**	**$ 35**	**$ 105**	$ 74	$ 32	$ 106
Net operating loss and credit carryforwards	**24**	**50**	**74**	134	71	205
Total Deferred Tax Assets	**94**	**85**	**179**	208	103	311
Property and equipment	**—**	**(510)**	**(510)**	—	(563)	(563)
Valuation Allowance	**(12)**	**(8)**	**(20)**	(12)	(6)	(18)
Intangibles	**—**	**(30)**	**(30)**	—	8	8
Total Deferred Tax Liability	**(12)**	**(548)**	**(560)**	(12)	(561)	(573)
Total deferred income tax asset (liability)	**$ 82**	**$(463)**	**$(381)**	$196	$(458)	$(262)

For financial reporting purposes, income from continuing operations before income taxes for our foreign subsidiaries was $42, $34 and $20 for the years ended December 31, 2006, 2005 and 2004, respectively. At December 31, 2006, unremitted earnings of foreign subsidiaries were approximately $65. Since it is our intention to indefinitely reinvest these earnings, no United States taxes have been provided for these amounts. Determination of the amount of unrecognized deferred tax liability on these unremitted taxes is not practicable.

We have net operating loss carryforwards ("NOL's") of $41 for federal income tax purposes that expire from 2012 through 2024. We have not recorded a valuation allowance against this deferred tax asset because it is deemed more likely than not that such benefit will be realized in the future. We have NOL's of $970 for state income tax purposes that expire from 2007 through 2026. We have recorded a valuation allowance against this deferred asset of $19 and $18 as of December 31, 2006 and 2005, respectively. For comparative purposes, the components of deferred tax assets and liabilities at December 31, 2005 have been revised to reflect an increase in state net operating loss carryforwards offset by a corresponding increase in the valuation allowance. We have foreign tax credit carryforwards that expire from 2009 through 2016. We have recorded a valuation allowance against this deferred asset of $1 as of December 31, 2006.

13 Commitments and Contingencies

SEC Non-Public Fact Finding Inquiry and Special Committee Review

On August 25, 2004, the Company received a letter from the SEC in which the SEC referred to an inquiry of the Company. The letter transmitted a subpoena requesting certain of the Company's documents. The letter and the subpoena referred to an SEC investigation entitled *In the Matter of United Rentals, Inc.* The notice from the SEC stated that the inquiry did not mean that the SEC had concluded that the Company or anyone else had broken the law or that the SEC had a negative opinion of any person, entity or security. The inquiry appeared to relate to a broad range of the Company's accounting practices and was not confined to a specific period.

The Company has since received additional document subpoenas from the SEC. As previously announced, in March 2005, the Company's board of directors formed the Special Committee to review matters related to the SEC inquiry. The Special Committee retained independent counsel. The board of directors received and acted upon findings of the Special Committee in January 2006. The actions that we took with respect to the Special Committee's findings and actions that we took with respect to certain other accounting matters, including the restatement of previously issued consolidated financial statements for 2003 and 2002, are discussed in our 2005 Form 10-K.

The Company has provided documents in response to the SEC subpoenas to the SEC or to the Special Committee, which has, in turn, provided documents to the SEC. The Company is cooperating fully with the SEC in complying with the subpoenas. The Company is also responding to the SEC's informal requests for information. The Company has also received requests for information informally and by subpoena from the U.S. Attorney's office for the District of Connecticut. The Company is also cooperating fully with the U.S. Attorney's office requests. We cannot predict the outcome of these inquiries, whether any proceeding relating to them will be brought or when these matters might be resolved.

Shareholder Class Action Lawsuits and Derivative Litigation

In August 2004 the Company received notice from the SEC that it was conducting a non-public, fact-finding inquiry of the Company. Following the Company's public announcement of the SEC inquiry, three purported class action lawsuits were filed against the Company in the United States District Court for the District of Connecticut. The plaintiff in each of the lawsuits initially sought to sue on behalf of a purported class comprised of purchasers of the Company's securities from October 23, 2003 to August 30, 2004. The lawsuits initially named as the defendants the Company, its chairman, its vice chairman and chief executive officer, its former president and chief financial officer, and its former corporate controller. These initial complaints alleged, among other things, that certain of the Company's SEC filings and other public statements contained false and misleading statements which resulted in damages to the plaintiffs and the members of the purported class when they purchased the Company's securities. On the basis of those allegations, plaintiffs in each action asserted claims (a) against all defendants under Section 10(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and Rule 10b-5 promulgated thereunder, and (b) against one or more of the individual defendants under Section 20(a) of the Exchange Act. The complaints sought unspeci-

fied compensatory damages, costs and expenses. On February 1, 2005, the Court entered an order consolidating the three actions. On November 8, 2005, the Court appointed City of Pontiac Policeman's and Fireman's Retirement System as lead plaintiff for the purported class. The consolidated action is now entitled *In re United Rentals, Inc. Securities Litigation.*

On June 5, 2006, pursuant to a schedule agreed to by the parties and approved by the Court, lead plaintiff filed a consolidated amended complaint, which (a) adds allegations relating to, among other things, the conclusions of the Special Committee and to other matters disclosed in the 2005 Form 10-K, (b) amends the purported class period to include purchasers of the Company's securities from February 28, 2001 to August 30, 2004 and (c) names as an additional defendant the Company's first chief financial officer. In September 2006, the Company and certain of the individual defendants moved to dismiss the consolidated amended complaint in this action. Briefing with respect to these motions is now complete. The Company intends to continue to defend against this action vigorously. At this stage of the litigation, it is not possible to estimate the amount of loss or range of possible loss that might result from an adverse judgment or a settlement of this matter.

In January 2005 an alleged shareholder filed an action in Connecticut State Superior Court, Judicial District of Norwalk/Stamford at Stamford, purportedly suing derivatively on the Company's behalf. The action, entitled *Gregory Riegel v. John N. Milne, et al.*, names as defendants certain of the Company's current and/or former directors and/or officers, and names the Company as a nominal defendant. The complaint asserts, among other things, that the defendants breached their fiduciary duties to the Company by causing or allowing the Company to disseminate misleading and inaccurate information to shareholders and the market and by failing to establish and maintain adequate accounting controls, thus exposing the Company to damages. The complaint seeks unspecified compensatory damages, costs and expenses against the defendants. The parties to the Riegel action have agreed that the proceedings in this action will be stayed pending the resolution of the motions to dismiss in the purported shareholder class actions.

In November 2004 the Company received a letter from counsel for an alleged shareholder, raising allegations similar to the ones set forth in the derivative complaint described above and demanding that the Company take action in response to those allegations against certain of the Company's current and/or former directors and/or officers. Following receipt of the letter, the Company's board of directors formed a special committee to consider the letter. In August 2005, this alleged shareholder commenced an action in Connecticut State Superior Court, Judicial District of Norwalk/Stamford at Stamford, purporting to sue derivatively on the Company's behalf. The action, entitled *Nathan Brundridge v. Leon D. Black, et al.*, initially named as defendants certain of the Company's current and/or former directors and/or officers, and named the Company as a nominal defendant. The initial complaint in this action asserted, among other things, that all of the defendants breached fiduciary obligations to the Company by causing or allowing the Company to disseminate misleading and inaccurate information to shareholders and the market, and by failing to establish and maintain adequate accounting controls, thus exposing the Company to damages. The initial complaint in this action also asserted a claim for unjust enrichment against the Company's chairman and its vice chairman and chief executive officer. The initial complaint sought unspecified compensatory damages, equitable relief, costs and expenses against all of the defendants. The initial complaint also sought an order, in connection with plaintiff's unjust enrichment claim, directing the defendants against whom that claim was asserted to disgorge certain compensation they received from the Company with respect to fiscal years 2001, 2002 and 2003.

On June 5, 2006, pursuant to a schedule agreed to by the parties and approved by the Court, plaintiff in the Brundridge action filed an amended complaint, which (a) adds allegations relating to, among other things, the conclusions of the Special Committee and to other matters disclosed in the 2005 Form 10-K, and (b) names as an additional defendant the Company's former president and chief financial officer and asserts the same claims against him as it previously asserted and continues to assert against the Company's chairman and its vice chairman and chief executive officer. In September 2006, the Company and certain of the individual defendants moved to dismiss the amended complaint in this action. In December 2006, plaintiff in this action filed its opposition to these motions to dismiss. Subsequently, the parties agreed that the proceedings in this action will be stayed pending resolution of the motions to dismiss in the purported shareholder class actions. The parties' agreement provides that any party may terminate the stay at any time on 30 days' written notice to the Court and all other parties, and defendants will have an opportunity to submit reply papers in further support of their motions to dismiss this action after the termination of the stay.

In August 2005 another alleged shareholder filed an action in the United States District Court for the District of Connecticut, purporting to sue derivatively on the Company's behalf. The action, entitled *Natalie Gordon v. Wayland R. Hicks, et al.*, names as defendants certain of the Company's current and/or former directors and/or officers, and names the Company as a nominal defendant. The initial complaint in this action asserted claims against each of the defendants for breach of fiduciary duty, abuse of control, gross mismanagement, waste of corporate assets and unjust enrichment. Each of these claims is premised on, among other things, the theory that the individual defendants caused or permitted the Company to disseminate misleading and inaccurate information to shareholders and to the market, and failed to establish and maintain adequate accounting controls, thus exposing the Company to damages. The initial complaint also asserted (a) a claim that a former director breached fiduciary obligations by selling shares of the Company's common stock while in possession of material, non-public information, and (b) a claim against the Company's chairman, its vice chairman and chief executive officer, and its former president and chief financial officer for recovery of certain incentive-based compensation under section 304 of the Sarbanes-Oxley Act. The initial complaint sought unspecified compensatory damages, equitable relief, restitution, costs and expenses against all of the defendants. The initial complaint also sought an order declaring that the defendants against whom the section 304 claim was directed are liable under the Sarbanes-Oxley Act and directing them to reimburse the Company for all bonuses or other incentive-based or equity-based compensation they received for the fiscal years 1999 through 2004.

On June 5, 2006, pursuant to a schedule agreed to by the parties and approved by the Court, plaintiff in the Gordon action filed an amended complaint, which (a) adds allegations relating to, among other things, the conclusions of the Special Committee and to other matters disclosed in the 2005 Form 10-K, and (b) names as additional defendants certain other of the Company's current and/or former directors and/or officers. The amended complaint also asserts an additional claim against certain of the Company's current and/or former directors for violation of Section 14(a) of the Exchange Act. In September 2006, the Company and certain of the individual defendants moved to dismiss the amended complaint in this action. Briefing with respect to these motions is now complete.

We are also subject to a number of claims and proceedings that generally arise in the ordinary conduct of our business. These matters include, but are not limited to, general liability claims (including personal injury, product liability, and property and auto claims), indemnification and guarantee obligations, employee injuries and employment-related claims, self-insurance obligations, tax examinations and contract and real estate matters. Based on advice of counsel and available information, including current status or stage of proceeding, and taking into account accruals for matters where we have established them, we currently believe that any liabilities ultimately resulting from these claims and proceedings will not, individually or in the aggregate, have a material adverse effect on our consolidated financial position, results of operations or cash flows.

Indemnification

The Company indemnifies its officers and directors pursuant to indemnification agreements and may in addition indemnify these individuals as permitted by Delaware law. Accordingly, in connection with the purported class action lawsuit, three purported shareholder derivative lawsuits, the SEC inquiry, the U.S. Attorney's Office inquiry and related review of the Special Committee described above, the Company has advanced counsel fees and other reasonable fees and expenses, actually and necessarily incurred by the present and former directors and officers who are involved, in an aggregate amount of approximately $4.0. Each of the individuals is required to execute an undertaking to repay such expenses if he or she is finally found not to be entitled to indemnification.

Operating Leases

We lease rental equipment, real estate and certain office equipment under operating leases. Certain real estate leases require us to pay maintenance, insurance, taxes and certain other expenses in addition to the stated rental payments. Future minimum lease payments, by year and in the aggregate, for non-cancelable operating leases with initial or remaining terms of one year or more are as follows at December 31, 2006:

	Real Estate Leases	Rental Equipment Leases	Non-rental Equipment Leases
2007	$ 79	$29	$32
2008	69	21	21
2009	58	9	12
2010	47	—	8
2011	39	—	5
Thereafter	140	—	1
	$432	$59	$79

As part of certain of our equipment operating leases, we guarantee that the value of the equipment at the end of the lease term will not be less than a specified projected residual value. We do not know at this time whether and to what extent the actual residual values may be less than the guaranteed residual values and, accordingly, cannot quantify the amount that we may be required to pay under these guarantees. If the actual residual value for all equipment subject to such guarantees were to be zero, then our maximum potential liability under these guarantees would be approximately $8. This potential liability was not reflected on our balance sheet as of December 31, 2006, or any prior date.

Rent expense under all non-cancelable real estate, rental equipment and other equipment operating leases totaled $161, $167 and $150 for the years ended December 31, 2006, 2005 and 2004, respectively. Our real estate leases provide for varying terms, including leases subject to customary escalation clauses, and include 32 leases that are on a month-to-month basis and 34 leases that provide for a remaining term of less than one year and do not provide a renewal option.

Restricted Stock Awards

We have granted to employees other than executive officers and directors approximately 179,000 shares of restricted stock that have not yet vested. The shares vest in 2007 or 2008 or earlier upon a change in control of the Company, death, disability, retirement or certain terminations of employment, and are subject to forfeiture prior to vesting on certain other terminations of employment, the violation of non-compete provisions and certain other events. If a holder of restricted stock sells his stock and receives sales proceeds that are less than a specified guaranteed amount set forth in the grant instrument, we have agreed to pay the holder the shortfall between the amount received and such specified amount; however, the foregoing only applies to sales that are made within five trading days of the vesting date. The specified guaranteed amount is (i) $17.20 per share with respect to approximately 136,000 shares scheduled to vest in 2007 and (ii) $19.86 per share with respect to approximately 43,000 shares scheduled to vest in 2008.

Employee Benefit Plans

We currently sponsor three defined contribution 401(k) retirement plans which are subject to the provisions of ERISA. We also sponsor a deferred profit sharing plan for the benefit of the full-time employees of our Canadian subsidiaries. Under these plans, we match a percentage of the participants' contributions up to a specified amount. Company contributions to the plans were $8, $6 and $5 in 2006, 2005 and 2004, respectively.

Environmental Matters

The Company and its operations are subject to various laws and related regulations governing environmental matters. Under such laws, an owner or lessee of real estate may be liable for the costs of removal or remediation of certain hazardous or toxic substances located on or in, or emanating from, such property, as well as investigation of property damage. We incur ongoing expenses associated with the removal of underground storage tanks and the performance of appropriate remediation at certain of our locations.

14 Preferred Stock

As of December 31, 2006 and 2005, we have two classes of preferred stock outstanding. In total, we are authorized to issue 5 million shares of preferred stock, $0.01 par value, of which an aggregate of 450,000 have been issued.

Series C Preferred and Series D Preferred. There are 300,000 shares of our Series C Preferred outstanding and 150,000 shares of our Series D Preferred outstanding. The Series D Preferred includes 105,252 shares designated as Class D-1 and 44,748 shares designated as Class D-2. The rights of the two classes of Series D Preferred are substantially the same, except that only the Class D-1 has the voting rights described below.

Principal terms of the Series C Preferred and Series D Preferred include the following (subject to the special provisions described below that will apply in the event of certain Non-Approved Change of Control transactions): (i) each share is entitled to a liquidation preference of $1,000 per share; (ii) at the holder's option, each share of Series C Preferred is convertible into 40 shares of common stock subject to adjustment (representing a conversion price of $25 per share based on the liquidation preference) and each share of Series D Preferred is convertible into 33⅓ shares of common stock subject to adjustment (representing a conversion price of $30 per share based on the liquidation preference); (iii) the holders of the Series C Preferred and Series D Preferred (on an as converted basis) and the holders of the common stock vote together as a single class on all matters (except that the Series C Preferred may vote as a separate class as described in the next clause); (iv) the holders of the Series C Preferred, voting separately as a single class, may elect two directors (subject to reduction to one, if the shares of Series C Preferred owned by specified holders cease to represent, on an as converted basis, at least eight million shares of common stock, and reduction to zero, if such shares of Series C Preferred cease to represent at least four million shares of common stock), (v) there are no stated dividends on the Series C Preferred or Series D Preferred, but the Series C Preferred and Series D Preferred, on an as converted basis, will participate in any dividends declared on the common stock, (vi) upon the occurrence of specified change of control transactions, other than a Non-Approved Change of Control (as defined below), we must offer to redeem the Series C Preferred and Series D Preferred at a price per share equal to the liquidation preference plus an amount equal to 6.25 percent of the liquidation preference compounded annually from January 1999 in the case of the Series C Preferred, and September 1999 in the case of the Series D Preferred, to the redemption date, (vii) if we issue for cash common stock (or a series of preferred stock convertible into common stock) and the price for the common stock is below the conversion price of the Series C Preferred, then we must offer to repurchase a specified portion of the outstanding Series C Preferred at the price per share set forth in the preceding clause, and (viii) if we issue for cash common stock (or a series of preferred stock convertible into common stock) for a price for the common stock below the conversion price of the Series D Preferred, then we must offer to repurchase a specified portion of the outstanding Series D Preferred at the price per share specified in the second preceding clause.

Special Rights of Series C Preferred and Series D Preferred Upon Non-Approved Change of Control. In general, a Non-Approved Change of Control transaction is a change of control transaction that the Board of Directors (the "Board") has disapproved and which the Board has not facilitated by such actions as weakening or eliminating the Company's Stockholder Rights Plan. If a Non-Approved Change of Control occurs, and the Board does not offer the holders of the Series C Preferred and Series D Preferred essentially the same redemption rights that apply to an Approved Change of Control transaction: (i) the holders of the Series C Preferred would elect a majority of the Board for a specified period, (ii) the holders of the Series C Preferred and Series D Preferred would be entitled to an additional 6.25 percent return on the liquidation preference, compounded annually from January 1999 for the Series C Preferred and from September 1999 for the Series D Preferred, (iii) after the holders of the common stock receive an amount equivalent to the liquidation preference, the holders of the Series C Preferred and Series D Preferred would share with the holders of the common stock, on an as converted basis, in any remaining amounts available for distribution, and (iv) the Series C Preferred and Series D Preferred would accrue dividends at a maximum annual rate, compounded annually, equal to 18 percent of the liquidation preference.

15 Capital Stock

We have 500 million authorized shares of common stock, $0.01 par value. At December 31, 2006 and 2005, there were (i) 5.7 and 5.8 million shares of common stock reserved for the exercise of warrants, respectively, (ii) 6.4 and 10.5, million shares of common stock reserved for issuance pursuant to options granted under our stock option plans, respectively, (iii) 3.3 and 5.1 million shares of common stock reserved for the issuance of outstanding preferred securities of a subsidiary trust, (iv) 17 million shares of common stock reserved for the issuance of Series C and Series D preferred stock and (v) 6.5 million shares of common stock reserved for the conversion of convertible debt, respectively.

Stock Option Plans: Prior to the amendment and restatement of our 2001 Senior Stock Plan, we maintained six plans which generally provide for the awarding of options, some or all of which may be "incentive stock options" within the meaning of the Internal Revenue Code, common stock and other equity-linked awards to our officers, directors, employees and others who render services to the Company: the United Rentals, Inc. 1997 Stock Option Plan, the 1997 Performance Award Plan of U.S. Rentals, Inc., the United Rentals, Inc. 1998 Stock Option Plan, the United Rentals, Inc. 1998 Supplemental Stock Option Plan, the United Rentals, Inc. 2001 Stock Plan and the United Rentals, Inc. 2001 Senior Stock Plan. In June 2006, our shareholders approved an amendment to the 2001 Senior Stock Plan pursuant to which 2.2 million shares then five plans were transferred and made available for grant under the 2001 Senior Stock Plan. This transfer, which did not change the aggregate number of shares authorized for issuance under our plans, was made in part because the 2001 Senior Stock Plan was one of only two plans that permitted the granting of restricted stock, as well as to streamline the grant process going forward by having all new awards issued under the same plan. As part of the amendment and restatement, the 2001 Senior Stock Plan was renamed the 2001 Comprehensive Stock Plan. As of December 31, 2006, 2.9 million shares were available for grant of stock and options.

Awards that were granted under our equity plans prior to the approval of our 2001 Comprehensive Stock Plan continue to be governed by the terms of the plan under which they were granted.

A summary of the transactions within the Company's stock option plans follows (shares in thousands):

	Shares	Weighted Average Exercise Price
Outstanding at January 1, 2004	12,263	$20.05
Granted	812	16.86
Exercised	(379)	14.12
Canceled	(1,405)	19.14
Outstanding as of December 31, 2004	11,291	19.79
Granted	157	18.99
Exercised	(63)	13.14
Canceled	(919)	18.46
Outstanding at December 31, 2005	10,466	19.93
Granted	**304**	**29.22**
Exercised	**(3,914)**	**19.69**
Canceled	**(505)**	**24.45**
Outstanding at December 31, 2006	**6,351**	**$20.18**
Exercisable at December 31, 2004	10,931	$19.98
Exercisable at December 31, 2005	10,273	$19.97
Exercisable at December 31, 2006	**6,174**	**$20.11**

As of December 31, 2006 (options in thousands):

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Amount Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Amount Exercisable	Weighted Average Exercise Price
$ 5.00-$10.00	46	5.0	$ 9.80	46	$ 9.80
10.01- 15.00	2,059	2.1	12.57	2,057	12.57
15.01- 20.00	661	6.2	17.42	586	17.28
20.01- 25.00	2,461	5.2	21.99	2,411	22.00
25.01- 30.00	441	2.8	26.81	401	26.54
30.01- 35.00	407	2.0	31.76	397	31.75
35.01- 40.00	87	1.5	36.04	87	36.04
40.01- 45.00	184	1.7	43.93	184	43.93
45.01- 50.00	5	1.5	45.56	5	45.56
	6,351	3.7	$20.18	6,174	$20.11

Warrants. As of December 31, 2006 and 2005, there were outstanding warrants to purchase an aggregate of 5.7 and 5.8 million shares of common stock, respectively. The weighted-average exercise price of the warrants was $12.04 and $12.03 per share as of December 31, 2006 and 2005, respectively. The warrants may be exercised through 2011.

Stockholders' Rights Plan. We adopted a Stockholders' Rights Plan on September 28, 2001. This plan, as well as other provisions of our charter and bylaws, may have the effect of deferring hostile takeovers or delaying or preventing changes in control or management of the Company, including transactions in which our shareholders might otherwise receive a premium for their shares over the then current market prices. The rights expire on September 27, 2011.

16 Related Party

We have from time to time purchased equipment and parts from and sold equipment to Terex Corporation ("Terex") and expect to do so in 2007. One of our former directors (until June 2005) is chairman and chief executive officer of Terex. We purchased approximately $146, $157 and $124, of equipment and parts from Terex during 2006, 2005 and 2004, respectively. We also sold approximately $0, $7 and $12, of equipment to Terex during 2006, 2005 and 2004, respectively. As of December 31, 2006 and 2005, amounts due to Terex were $11 and $10 and amounts due from Terex were $0 and $0, respectively.

17 Quarterly Financial Information (Unaudited)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter[1]	Full Year
For the year ended December 31, 2006:					
Total revenues	**$799**	**$919**	**$983**	**$939**	**$3,640**
Gross profit	**250**	**321**	**371**	**347**	**1,289**
Income from continuing operations	**25**	**59**	**88**	**77**	**249**
Per share—basic	**0.26**	**0.62**	**0.90**	**0.79**	**2.58**
Per share—diluted	**0.23**	**0.54**	**0.79**	**0.71**	**2.28**
Net income	**20**	**56**	**95**	**53**	**224**
For the year ended December 31, 2005:					
Total revenues	$688	$814	$896	$890	$3,288
Gross profit	199	268	333	315	1,115
Income from continuing operations	21	51	75	55	202
Per share—basic	0.21	0.54	0.79	0.59	2.13
Per share—diluted	0.20	0.49	0.70	0.53	1.93
Net income	12	50	76	49	187

(1) As discussed further in Management's Discussion and Analysis of Financial Condition and Results of Operations, during the fourth quarter of 2006, we recorded an after-tax loss of $24, reflected within discontinued operations, related to the sale of our traffic control business as well as a charge of $9 reflecting recent loss experience related to our estimated provision for self-insurance reserves. Additionally, during the fourth quarter of 2006, we completed our annual physical inventory inspections and determined that our reserve for inventory obsolescence and shrinkage was overstated. As a result of this change in estimate, we reduced our provision for inventory obsolescence and shrinkage by $10. In addition, during the fourth quarter of 2006, we recorded a charge of $7 related to our estimated exposure for sales-tax matters.

18 Earnings Per Share

Basic earnings per share is computed by dividing net income (loss) by the weighted-average number of common shares outstanding and, if dilutive, the Series C and Series D preferred shares as if converted to common shares since such shares are participating securities. Diluted earnings per share includes the impact of other diluted securities. The diluted share base for years where the numerator represents a loss excludes incremental weighted shares for the below-captioned "Effect of dilutive securities" due to their antidilutive effect. The following table sets forth the computation of basic and diluted earnings per share (shares in thousands):

	Year Ended December 31,		
	2006	2005	2004
Numerator:			
Income from continuing operations	**$249**	$202	$72
Loss from discontinued operations, net of income taxes	**(25)**	(15)	(156)
Net income (loss)	**224**	187	(84)
Convertible debt interest	**2**	2	2
Subordinated convertible debt interest	**8**	9	—
Net income (loss) available to common stockholders:	**$234**	$198	$(82)
Denominator:			
Weighted-average common shares	**79,609**	77,814	77,611
Series C preferred	**12,000**	12,000	12,000
Series D preferred	**5,000**	5,000	5,000
Denominator for basic earnings per share—weighted-average	**96,609**	94,814	94,611
Effect of dilutive securities:			
Employee stock options and warrants	**5,851**	4,136	3,921
Convertible shares	**6,461**	5,842	5,599
Subordinated convertible debentures	**4,685**	5,078	—
Restricted stock units and phantom shares	**187**	166	74
Denominator for dilutive earnings per share—adjusted weighted-average shares	**113,793**	110,036	104,205
Basic earnings (loss) available to common stockholders:			
Income from continuing operations	**$2.58**	$2.13	$0.77
Loss from discontinued operations	**(0.26)**	(0.16)	(1.65)
Net income (loss)	**$2.32**	$1.97	$(0.88)
Diluted earnings (loss) available to common stockholders:			
Income from continuing operations	**$2.28**	$1.93	$0.71
Loss from discontinued operations	**(0.22)**	(0.13)	(1.50)
Net income (loss)	**$2.06**	$1.80	$(0.79)

performance graphs

The following graphs compare the cumulative total return of the common stock of the company with the cumulative total returns of the Standard & Poor's 500 Index ("S&P 500 Index") and an industry peer group index comprised of publicly-traded rental companies ("Peer Group Index.") The comparisons are for six and five years ending December 31, 2006, respectively. The companies comprising the Peer Group Index are: Aggreko plc, Ashtead Group plc, H&E Equipment Services, Inc., McGrath RentCorp, and Mobile Mini, Inc. The Peer Group Index is comprised of the same companies in last year's Peer Group Index except that H&E Equipment Services has been added to the Peer Group Index from the time it became public in 2006, while NES Holdings, Inc. has been deleted from the Peer Group Index from the time it became private in 2006.

The graphs assume that $100 was invested on December 31, 2000 (in the first graph below) and on December 31, 2001 (in the second graph below) in shares of our common stock, stocks comprising the S&P 500 Index, and stocks comprising the Peer Group Index, and the reinvestment of all dividends. The returns of each company within both the S&P 500 Index and the Peer Group Index have been weighted annually for their respective stock market capitalizations.


United Rentals, Inc.
Standard & Poor's 500 Index
Peer Group Index
$200
150
100
50
0
12/31/00
12/31/01
12/31/02
12/31/03
12/31/04
12/31/05
12/31/06

	December 31,						
	Base Period 2000	2001	2002	2003	2004	2005	2006
United Rentals, Inc.	100.00	168.93	80.07	143.33	140.65	174.07	189.25
S&P 500 Index	100.00	88.11	68.64	88.33	97.94	102.75	118.98
Peer Group Index	100.00	100.62	46.56	54.34	90.23	139.36	183.21


$200
150
100
50
0
12/31/01
12/31/02
12/31/03
12/31/04
12/31/05
12/31/06

	December 31,					
	Base Period 2001	2002	2003	2004	2005	2006
United Rentals, Inc.	100.00	47.40	84.85	83.26	103.04	112.03
S&P 500 Index	100.00	77.90	100.25	111.15	116.61	135.03
Peer Group Index	100.00	46.28	54.01	89.67	138.50	182.09

The comparisons in the performance graphs and tables above are not intended to forecast or be indicative of future performance of our common stock, either of the indices, or any of the companies comprising them.

glossary of terms

Industry Terms

Branch is a rental location. In addition to renting equipment, our branches sell new and used equipment, contractor supplies, parts and service.

Cold start is a new branch opened (not acquired) in a location where none existed.

Contractor supplies are construction consumables, tools, small equipment and safety supplies. We sell a comprehensive line of contractor supplies via several channels including our branch network, sales representatives, and direct-order catalogs.

Dollar utilization is a metric calculated by dividing annualized equipment rental revenue by the original equipment cost of our rental fleet. Dollar utilization is driven by rental rates, time utilization and the mix of equipment rented.

Equipment operating lease buy-out refers to the purchase of equipment either prior to or at termination of an operating lease.

Equipment sharing is the practice of satisfying a customer's rental request at one branch by drawing on equipment from another branch. We encourage equipment sharing as a way to enhance utilization, customer service and return on capital.

Equipment transfer refers to the permanent relocation of equipment from one branch to another to take advantage of opportunities at a particular branch by moving underutilized equipment from weaker areas.

Field management structure is that part of our organization which supports branch managers in their daily responsibilities and objectives. Each branch manager is supervised by a district manager, who in turn reports to one of 11 regional vice presidents.

General rentals is one of our company's two reportable business segments and includes the rental of construction, aerial, industrial and homeowner equipment to construction and industrial companies, manufacturers, utilities, municipalities and homeowners.

National Accounts program is dedicated to establishing and expanding relationships with large companies, particularly those with a national or multi-regional presence. Our National Accounts customers receive the benefit of a consistent level of service across North America and a single point of contact for all their needs.

Original equipment cost (OEC) represents the original cost of an asset purchased or leased by our company.

Primary end market is private non-residential construction as defined by the U.S. Census Bureau.

Rental fleet is all of the rental equipment found at our nearly 700 branches. At December 31, 2006, our rental fleet consisted of over 20,000 classes of rental equipment with a total original equipment cost of $3.9 billion.

Rental fleet age is calculated by using the date a piece of equipment was added to our rental fleet. Each asset is weighted based on its original equipment cost relative to the total original equipment cost of our entire rental fleet.

Rental rate is the amount we charge a customer to rent a piece of equipment. Rates are set at hourly, daily, weekly and monthly levels to give customers flexibility.

Same-store rental revenue represents revenue earned by branches that have been operating for the most recent 13 months. The figure generally excludes revenue from cold starts, recent acquisitions and branch closures.

Strategic Sourcing Initiative (SSI) was launched in 2005 to reduce costs by rationalizing our non-equipment vendor base and negotiating lower prices with vendors. We are targeting reducing indirect spending on non-rental purchases by $60 million to $100 million when SSI is fully implemented by 2009.

Time utilization is a metric calculated by dividing the number of days a piece of equipment is on rent by 365, or by the number of days the equipment is owned if less than 365.

Trench safety, pump and power is one of our company's two reportable business segments and includes the rental of specialty construction products and related services, primarily for underground construction projects.

URdata® is an online tool that provides our customers instant, 24/7 access to managing their accounts in real-time, including the ability to view invoices, calculate job costs and request equipment off-rent.

Financial Terms

Accounts receivable securitization represents borrowings secured by certain pledged accounts receivable.

Capex, non-rental represents capital expenditures incurred for property and equipment not offered for rent.

Capex, rental represents capital expenditures incurred for assets deployed in our rental fleet for revenue-generating purposes.

Capex, rental growth represents the portion of rental capital expenditures associated with the expansion of our existing rental fleet.

Capex, rental maintenance (replacement) represents rental capital expenditures incurred to replace the value of rental assets that were sold or otherwise disposed of during the period.

Cash taxes paid, net of refunds represents amounts paid for income taxes, offset by refunds received.

Credit rating is a measure of our credit risk determined by Standard & Poor's, Moody's or Fitch.

Days sales outstanding (DSO) represents how long, on average, our company's accounts receivables are outstanding prior to being collected. It is calculated on a quarterly basis by dividing the accounts receivable balance by the total credit sales for the quarter, multiplied by 90.

Depreciation policy We depreciate the cost of rental equipment and property and equipment using the straight-line method over the estimated useful lives of the equipment, usually with a 10% residual value. The range of estimated useful lives of rental equipment is two to 10 years, and the range of estimated useful lives of property and equipment is two to 39 years. Leasehold improvements are amortized using the straight-line method over their estimated useful lives or the life of the lease, whichever is shorter.

EBITDA represents the sum of income from continuing operations before provision for income taxes, interest expense, net, interest expense-subordinated convertible debentures, depreciation-rental equipment and non-rental depreciation and amortization. EBITDA is not a measure of financial performance or liquidity under GAAP (see page 38).

Free cash flow represents net cash provided by operating activities less purchases of rental and non-rental equipment plus proceeds from sales of rental and non-rental equipment, proceeds from sales of rental locations, and proceeds from sales of lease back transactions. Free cash flow is not a measure of financial performance or liquidity under GAAP (see page 38).

GAAP is generally accepted accounting principles.

Gross margin equals revenue less cost of goods sold, divided by revenue, and is expressed as a percentage.

Income tax rate is the percentage used to compute a state, federal or foreign government's levy on the earnings of our business as income tax.

Inventory turns is a ratio used to show how many times a company's inventory is sold and replaced over a period of time. It is computed by dividing the cost of goods sold for a period by the ending inventory amount.

LTM (last 12 months) is used to describe financial results during a rolling period of the last 12 months.

NOL carry forward A net operating loss (NOL) is the excess of deductions over gross income in a particular tax year, which can be used in future years to offset income (carried forward).

Return on invested capital (ROIC) represents a metric to provide information on efficiency and effectiveness in deploying capital and measuring shareholder value. We compute ROIC by dividing the company's operating income for the trailing twelve months by the averages of stockholders' equity, debt and deferred taxes, net of average cash.

Selling, general, and administrative (SG&A) expense includes sales force compensation, insurance costs, bad debt expense, information technology costs, advertising and marketing expenses, third party professional fees, management salaries, and clerical and administrative overhead.

SG&A expense ratio is computed by dividing the total selling, general and administrative expense by total revenue.

Working capital is the excess of current assets over current liabilities, and is a measure of a company's ability to discharge currently maturing obligations from existing current assets.

rental locations

UNITED STATES

Alabama
- Bessemer (2), GR(2)
- Birmingham GR
- Dothan GR
- Florence (2), GR(2)
- Foley GR
- Madison GR
- Mobile GR
- Montgomery GR
- Oxford GR

Alaska
- Anchorage (2), GR(2)
- Fairbanks GR
- Palmer GR
- Soldotna GR
- Wasilla GR

Arizona
- Bullhead City GR
- Cottonwood GR
- Flagstaff GR
- Kingman GR
- Lake Havasu City GR
- Phoenix (6), GR(3), TPP(3)
- Prescott GR
- Show Low GR
- Tempe GR
- Tucson (2), GR(1), TPP(1)

Arkansas
- Bentonville GR
- Fayetteville (2), GR(1), TPP(1)
- Little Rock GR
- Rogers GR

California
- Antioch GR
- Arroyo Grande GR
- Bakersfield (3), GR(2), TPP(1)
- Baldwin Park GR
- Buena Park GR
- Burbank (2), GR(1), TPP(1)
- Burlingame GR
- Canoga Park GR
- Carmichael GR
- Castro Valley GR
- Cathedral City GR
- Chico GR
- Chula Vista GR
- Coachella TPP
- Corona GR
- Downey GR
- Dublin GR
- Elk Grove GR
- Escondido (2), GR(1), TPP(1)
- Eureka GR
- Folsom GR
- Fontana GR
- Fremont (2), GR(2)
- Fresno (3), GR(2), TPP(1)
- Fullerton GR
- Gardena GR
- Gilroy GR
- Hayward (2), GR(1), TPP(1)
- Hesperia GR
- Huntington Beach GR
- Indio GR
- Lakeside GR
- Lancaster GR
- Lodi GR
- Long Beach (3), GR(2), TPP(1)
- Los Alamitos GR
- Madera GR
- Marysville GR
- Merced GR
- Modesto (4), GR(3), TPP(1)
- Montclair GR
- Monterey GR
- Mountain View GR
- Napa (2), GR(2)
- Oakland GR
- Pico Rivera GR
- Redding GR
- Ridgecrest GR
- Riverside TPP
- Rocklin GR
- Sacramento (4), GR(3), TPP(1)
- Salinas (2), GR(1), TPP(1)
- San Diego GR
- San Francisco GR
- San Jose (4), GR(3), TPP(1)
- San Juan Capistrano GR
- San Leandro GR
- San Luis Obispo (2), GR(1), TPP(1)
- Santa Ana GR
- Santa Clarita GR
- Santa Cruz GR
- Santa Fe Springs GR
- Santa Maria GR
- Santa Rosa (2), GR(1), TPP(1)
- South Lake Tahoe GR
- Stockton (2), GR(2)
- Sunnyvale GR
- Susanville GR
- Tracy GR
- Turlock GR
- Vacaville GR
- Van Nuys GR
- Ventura GR
- Visalia GR
- Woodland GR

Colorado
- Aurora GR
- Boulder GR
- Brighton GR
- Castle Rock GR
- Colorado Springs (2), GR(1), TPP(1)
- Commerce City GR
- Denver (2), GR(1), TPP(1)
- Eagle GR
- Fort Collins GR
- Grand Junction GR
- Littleton GR
- Louisville GR
- Loveland GR
- Parker GR
- Pueblo GR
- Silverthorne GR

Connecticut
- Bloomfield GR
- Danbury GR
- Darien GR
- Fairfield GR
- Groton GR
- Manchester GR
- Milford GR
- North Stonington GR
- Old Saybrook GR
- Plainville GR
- Stamford GR
- West Haven TPP

Delaware
- Bear GR
- Delmar GR
- Frederica GR
- Middletown GR
- Newark GR

Florida
- Bradenton GR
- Clearwater GR
- Davie GR
- Deerfield Beach GR
- Fort Myers (2), GR(2)
- Fort Pierce GR
- Fort Walton Beach GR
- Gainesville GR
- Holly Hill GR
- Homestead GR
- Jacksonville (4), GR(2), TPP(2)
- Lakeland GR
- Lauderhill TPP
- Longwood GR
- Melbourne GR
- Miami (2), GR(2)
- Naples GR
- Orlando (6), GR(4), TPP(2)
- Panama City Beach GR
- Pensacola (2), GR(1), TPP(1)
- Pompano Beach TPP
- Port Saint Lucie GR
- Tallahassee GR
- Tampa (3), GR(2), TPP(1)
- West Palm Beach GR

Georgia
- Acworth GR
- Atlanta GR
- Augusta GR
- Bogart GR
- Carrollton GR
- Columbus GR
- Conyers GR
- Fairburn TPP
- Forest Park (3), GR(2), TPP(1)
- Garden City GR
- Leesburg GR
- Macon GR
- McDonough GR
- Norcross GR
- Ringgold GR
- Sugar Hill GR
- Taylorsville GR
- Valdosta (2), GR(2)
- Villa Rica GR
- West Point GR

Idaho
- Boise GR
- Lewiston GR

Illinois
- Addison GR
- Champaign GR
- Chicago (2), GR(1), TPP(1)
- Mokena GR
- Rockford GR
- Waukegan GR

Indiana
- Bloomington GR
- Chicago GR
- Burns Harbor GR
- Edinburgh GR
- Evansville GR
- Fort Wayne GR
- Indianapolis (4), GR(3), TPP(1)
- Lafayette GR
- Richmond GR
- South Bend GR
- West Terre Haute GR

Iowa
- Ankeny GR
- Cedar Rapids GR
- Council Bluffs (2), GR(1), TPP(1)
- Des Moines GR
- Dubuque GR
- Grimes (2), GR(1), TPP(1)
- Mason City GR
- Sioux City GR
- Waterloo GR

Kansas
- Topeka GR
- Wichita GR

Kentucky
- Georgetown GR
- Lexington GR
- Louisville (2), GR(2)
- Paducah GR

Louisiana
- Geismar TPP
- Gonzales (2), GR(1), TPP(1)
- Lafayette GR
- Monroe GR
- Saint Rose GR
- Shreveport GR

Maine
- Bangor GR
- Westbrook GR

Maryland
- Annapolis GR
- Baltimore (2), GR(2)
- Beltsville TPP
- Bladensburg GR
- Delmar GR
- Frederick (3), GR(3)
- Gaithersburg GR
- Joppa GR
- Lexington Park GR
- Pasadena GR
- Prince Frederick TPP
- Silver Spring GR
- Upper Marlboro GR

Massachusetts
- Agawam GR
- Boston (2), GR(2)
- Canton GR
- Everett GR
- Kingston TPP
- Ludlow GR
- Millbury GR
- Watertown GR
- West Yarmouth GR
- Worcester (2), GR(1), TPP(1)

Michigan
- Flint GR
- Grand Rapids GR
- Hudsonville GR
- Portage GR
- Romulus GR
- Shelby GR
- Taylor GR
- Traverse City GR

Minnesota
- Brainerd GR
- Hermantown GR
- Mankato GR
- Rochester GR
- Rogers GR
- Roseville GR
- Saint Michael GR
- Savage (2), GR(1), TPP(1)
- South Saint Paul GR

Mississippi
- Gulfport GR
- Olive Branch GR
- Pearl GR

Missouri
- Belton GR
- Earth City GR
- Kansas City TPP
- Liberty GR
- North Kansas City GR
- Saint Louis (3), GR(1), TPP(2)
- Springfield GR
- Weldon Spring GR

Montana
- Billings GR

Nebraska
- Lincoln (2) GR(2)
- Norfolk GR
- Omaha (2), GR(2)
- Papillion GR

Nevada
- Carson City GR
- Elko GR
- Gardnerville GR
- Henderson GR
- Las Vegas (3), GR(1), TPP(2)
- Reno (3), GR(2), TPP(1)
- Sparks GR

New Hampshire
- Hudson GR
- Manchester GR
- West Lebanon GR

New Jersey
- Bellmawr GR
- Burlington GR
- Egg Harbor (2), GR(2)
- Elmwood Park GR
- Mickleton TPP
- Piscataway GR
- Ridgefield Park (3), GR(2), TPP(1)
- Wall GR

New Mexico

Albuquerque [GR]
Farmington [GR]
Las Cruces [GR]
Santa Fe [GR]

New York

Batavia [GR]
Brooklyn [GR]
Carmel [GR]
Clifton Park [GR]
East Syracuse [GR]
Falconer [GR]
Flushing [GR]
Holtsville [GR]
Middletown [GR]
New Windsor [(2), GR(2)]
New York [(3), GR(3)]
Newburgh [GR]
Peekskill [GR]
Rochester [GR]
Wappingers Falls [GR]
Watertown [GR]
White Plains [GR]
Williamsville [GR]

North Carolina

Arden [GR]
Charlotte [(2), GR(2)]
Durham [GR]
Fayetteville [GR]
Garner [GR]
Greensboro [GR]
Indian Trail [GR]
Jacksonville [GR]
Raleigh [GR]
Salisbury [GR]
Wilmington [GR]
Winston Salem [GR]

North Dakota

Bismarck [GR]
Fargo [GR]
Minot [GR]

Ohio

Cincinnati [GR]
Cleveland [GR]
Columbiana [GR]
Columbus [(3), GR(2), TPP(1)]
East Liverpool [GR]
Independence [GR]
Marietta [GR]
North Olmsted [(2), TPP(2)]
Milford [(2), GR(1), TPP(1)]
Perrysburg [GR]
Toledo [GR]

Oklahoma

Oklahoma City [GR]
Tulsa [GR]

Oregon

Bend [GR]
Clackamas [GR]
Corvallis [GR]
Eugene [GR]
Grants Pass [GR]
Gresham [GR]
Hillsboro [GR]
Medford [(2), GR(2)]
Portland [(4), GR(3), TPP(1)]
Roseburg [GR]
Salem [(2), GR(1), TPP(1)]
Seaside [GR]
Tigard [GR]
Tualatin [GR]

Pennsylvania

Allentown [GR]
Lebanon [GR]
Mechanicsburg [GR]
Middletown [GR]
Oakdale [(2), GR(2)]
Palmyra [GR]
Philadelphia [(2), GR(1), TPP(1)]
Quakertown [GR]
State College [GR]
Wilkes-Barre [GR]
York [GR]

Rhode Island

Smithfield [GR]

South Carolina

Anderson [GR]
Charleston [GR]
Columbia [GR]
Conway [GR]
Greenville [GR]
North Charleston [GR]
Rock Hill [GR]
Spartanburg [GR]

South Dakota

Rapid City [GR]
Sioux Falls [GR]

Tennessee

Franklin [GR]
Kingsport [GR]
Knoxville [(3), GR(3)]
Memphis [GR]
Nashville [(2), GR(2)]
Spring Hill [GR]

Texas

Amarillo [GR]
Arlington [TPP]
Austin [(2), GR(1), TPP(1)]
Beaumont [(2), GR(1), TPP(1)]
Carrollton [GR]
Cedar Park [GR]
Conroe [GR]
Corpus Christi [(2), GR(1), TPP(1)]
Corsicana [GR]
Dallas [TPP]
Denton [GR]
Edinburg [(2), GR(1), TPP(1)]
El Paso [(2), GR(2)]
Fort Worth [(3), GR(3)]
Greenville [GR]
Houston [(8), GR(6), TPP(2)]
Irving [(2), GR(2)]
Katy [GR]
Keller [(2), GR(1), TPP(1)]
La Porte [GR]
Laredo [GR]
League City [GR]
Lubbock [GR]
Lufkin [GR]
New Braunfels [GR]
Odessa [GR]
Palestine [GR]
Plano [GR]
Rosenberg [GR]
Round Rock [GR]
San Antonio [(3), GR(2), TPP(1)]
Sherman [GR]
Temple [GR]
Tyler [GR]
Von Ormy [GR]

Utah

Kaysville [GR]
Orem [GR]
Salt Lake City [(3), GR(2), TPP(1)]
Sandy [GR]

Virginia

Chantilly [GR]
Charlottesville [GR]
Chesapeake [(2), GR(2)]
Chester [GR]
Fairfax [(2), GR(1), TPP(1)]
Fredericksburg [GR]
Glen Allen [GR]
Hampton [GR]
Herndon [GR]
Richmond [GR]
Roanoke [GR]
Winchester [(2), GR(2)]

Washington

Airway Heights [GR]
Auburn [GR]
Bellingham [GR]
Bonney Lake [GR]
Bothell [GR]
Bremerton [GR]
Burlington [GR]
Chehalis [GR]
Covington [GR]
Ellensburg [GR]
Federal Way [GR]
Gig Harbor [GR]
Kirkland [GR]
Longview [GR]
Marysville [GR]
Monroe [GR]
Pasco [GR]
Port Angeles [GR]
Puyallup [GR]
Renton [GR]
Seattle [(2), GR(1), TPP(1)]
Spokane [(2), GR(1), TPP(1)]
Tacoma [TPP]
Tukwila [GR]
Tumwater [GR]
Union Gap [GR]
Vancouver [GR]
Woodinville [TPP]

West Virginia

Fairmont [GR]
Huntington [GR]

Wisconsin

De Pere [GR]
Madison [GR]
Marshfield [GR]
Milwaukee [(3), GR(3)]

Wyoming

Casper [GR]

CANADA

Alberta

Calgary [(2), GR(2)]
Edmonton [GR]
Fort McMurray [GR]
Lethbridge [GR]
Medicine Hat [GR]
Red Deer [GR]
Saint Albert [GR]

British Columbia

Abbotsford [(3), GR(2), TPP(1)]
Burnaby [(2), GR(2)]
Campbell River [GR]
Chilliwack [GR]
Fort Saint John [GR]
Genelle [GR]
Kamloops [GR]
Langley [GR]
Maple Ridge [GR]
Nanaimo [GR]
North Vancouver [GR]
Port Coquitlam [GR]
Prince George [GR]
Richmond [GR]
Squamish [GR]
Surrey [GR]
Vancouver [GR]
Victoria [GR]
Whistler [GR]
Whiterock [GR]

Manitoba

Flin Flon [GR]
Thompson [GR]
Winnipeg [GR]

New Brunswick

Bathurst [GR]
Edmundston [GR]
Fredericton [GR]
Jacksonville [GR]
Moncton [GR]
Newcastle [GR]
Saint John [GR]
Saint Stephen [GR]

New Foundland

Arnold's Cove [GR]
Corner Brook [GR]
Goose Bay [GR]
Grand Falls Windsor [GR]
Mount Pearl [GR]
Saint John's [GR]
Wabush [GR]

Nova Scotia

Bridgewater [GR]
Dartmouth [GR]
New Glasgow [GR]
Port Hawkesbury [GR]
Sydney [GR]

Ontario

Barrie [(2), GR(2)]
Belleville [GR]
Bracebridge [GR]
Brampton [GR]
Brantford [GR]
Cambridge [GR]
Cigar Lake [GR]
Collingwood [GR]
Dryden [GR]
Guelph [GR]
Kenora [GR]
Kingston [GR]
Kitchener [(3), GR(3)]
London [(2), GR(2)]
Mississauga [GR]
North Bay [GR]
Oshawa [(2), GR(2)]
Ottawa [GR]
Saint Catherines [GR]
Sarnia [GR]
Scarborough [GR]
Stoney Creek [(2), GR(2)]
Stratford [GR]
Toronto [GR]
Walkerton [GR]
Waterloo [GR]
Windsor [GR]

Prince Edward Island

Charlottetown [GR]

Quebec

Chicoutimi [GR]
Longueuil [GR]
Mont Tremblant [GR]
Saint Laurent [GR]
Saint Leonard [GR]
Sept-Iles [GR]
Shawinigan [GR]
Trois-Rivieres [GR]
Vanier [GR]

Saskatchewan

Saskatoon [GR]

MEXICO

Nuevo Laredo

Escobedo [GR]

GR General Rentals
TPP Trench Safety, Pump and Power

corporate information

Board of Directors

Bradley S. Jacobs
Chairman

Wayland R. Hicks
Vice Chairman and
Chief Executive Officer

Michael S. Gross[2,3]
Lead Director

Senior Partner
Magnetar, L.L.P.

Leon D. Black
Founding Principal
Apollo Management, L.P.

Jenne K. Britell[2]
Chairman and
Chief Executive Officer
Structured Ventures Inc.

Howard L. Clark, Jr.[3,4]
Vice Chairman
Lehman Brothers Inc.

Singleton B. McAllister[3]
Partner
Mintz, Levin, Cohen
Ferris, Glovsky
and Popeo

Brian D. McAuley[1,2,4]
Partner
NH II, L.L.C.

John S. McKinney
Director

Jason D. Papastavrou[1,4]
Chief Executive Officer
ARIS Capital
Management

Mark A. Suwyn[1,4]
Chairman and
Chief Executive Officer
NewPage Corporation

Gerald Tsai, Jr.[2,3]
Director

L. Keith Wimbush[1]
Director

Committees of the Board
(1) Audit Committee
Brian D. McAuley, Chair
(2) Compensation Committee
Michael S. Gross, Chair
(3) Nominating and Corporate Governance Committee
Howard L. Clark, Jr., Chair
(4) Special Committee
Brian D. McAuley, Chair

Executive Officers

Wayland R. Hicks
Vice Chairman and
Chief Executive Officer

Michael J. Kneeland
Executive
Vice President and
Chief Operating Officer

Martin E. Welch
Executive
Vice President and
Chief Financial Officer

Roger E. Schwed
Executive
Vice President and
General Counsel

Todd G. Helvie
Senior Vice President
and Controller

Corporate Vice Presidents

Raymond J. Alletto
Vice President
Risk Management

Dale A. Asplund
Vice President
Strategic Sourcing

Kurtis T. Barker
Vice President

Ernest P. Delle Donne, Jr.
Senior Vice President
Contractor Supplies

Leroy J. Dieter, Jr.
Vice President
Midwest Region

John J. Fahey
Vice President
Assistant Corporate
Controller and
Principal Accounting
Officer

Matthew J. Flannery
Vice President
Aerial East Region

Ron D. Groff
Vice President
Northeast Canada
Region

Honey S. Harris
Vice President
Gulf Region

Robert W. Hepler
Vice President
Aerial West Region

Robert P. Krause
Vice President
Rocky Mountain
Region

Bruce W. Lafky
Vice President
Service and
Maintenance

William F. Locklin
Vice President
Southwest Region

Michael D. MacDonald
Senior Vice President
Sales

Paul I. McDonnell
Vice President
Trench Safety, Pump &
Power Region

Eric D. Mertz
Vice President
Internal Audit

Kenneth B. Mettel
Vice President
Market Strategy and
Customer Insight

James T. Milde
Senior Vice President
and Chief Information
Officer

Irene Moshouris
Vice President and
Treasurer

Steven E. Nadelman
Senior Vice President
Field Operations and
Corporate Real Estate

Kenneth J. Perkins
Vice President
Customer Service
Operations

Craig A. Pintoff
Vice President
Human Resources

Fred L. Ransom
Vice President
Northeast Region

Timothy S. Rule
Vice President
Northwest Region

Asterios Satrazemis
Vice President
Southeast Region

Charles K. Wessendorf
Vice President
Investor Relations and
Corporate
Communications

URI
LISTED
NYSE

United Rentals Stock Listing
United Rentals common stock is listed on the New York Stock Exchange under the symbol "URI." The common stock is included in the Standard & Poor's MidCap 400 Index and the Russell 2000 Index®.

United Rentals Common Stock Prices

2006	1st Qtr.	2nd Qtr.	3rd Qtr.	4th Qtr.
High	**$35.48**	**$37.84**	**$31.99**	**$26.58**
Low	**23.07**	**26.05**	**20.25**	**22.01**
Close	**34.50**	**31.98**	**23.25**	**25.43**
2005				
High	$21.87	$21.37	$20.99	$24.62
Low	16.14	17.12	16.46	17.06
Close	20.21	20.21	19.71	23.39
2004				
High	$23.35	$19.94	$20.54	$19.16
Low	15.76	15.62	13.95	15.09
Close	17.77	17.89	15.89	18.90

On December 31, 2006, there were approximately 305 holders of record of our common stock. We believe that the number of beneficial owners is substantially greater than the number of record holders because a large portion of our common stock is held of record in broker "street names."

We have not paid dividends on our common stock since inception. However, the payment of any future dividends will be determined by our Board of Directors in light of conditions then existing. The terms of certain of our indebtedness and preferred stock contain certain limitations on our ability to pay dividends.

We have filed with the SEC the certifications required by the Sarbanes-Oxley Act as exhibits to our 2006 Annual Report on Form 10-K. We have also submitted to the NYSE in 2006 the CEO certification required by the NYSE corporate governance rules in which our CEO certified that he was not aware of any violation by the Company of the NYSE's corporate governance listing requirements.

Corporate Headquarters
United Rentals, Inc.
Five Greenwich Office Park
Greenwich, CT 06831
Phone: (203) 622-3131
Fax: (203) 622-6080
unitedrentals.com

Independent Auditors
Ernst & Young LLP
5 Times Square
New York, NY 10036
(212) 773-3000

Designed and produced by Taylor & Ives, Inc., NYC

Investor Information

For United Rentals investor information, including our quarterly earnings releases, webcasts and Securities Exchange Act reports, including our 2006 Form 10-K, without charge, contact:

unitedrentals.com

Investment professionals may contact:

Charles K. Wessendorf
Vice President
Investor Relations
and Corporate
Communications
cwessendorf@ur.com
(203) 618-7318

2007 Annual Meeting

Monday, June 4, 2007
at 2:00 pm.

Marriott Stamford
Two Stamford Forum
Stamford, CT 06901

Shareholder Information

For shareholder services 24 hours a day:
Call toll-free
(800) 937-5449
in the United States
and Canada, or
(718) 921-8200.

E-mail:
investors@unitedrentals.com

To speak to a shareholder services representative, please call between 9:00 am and 5:00 pm Eastern Time, Monday through Friday.

- Account information
- Transfer requirements
- Lost certificates
- Change of address
- Tax forms

Write:
American Stock
Transfer & Trust
Company
40 Wall Street
New York, NY 10005

By overnight mail only:
American Stock
Transfer & Trust
Company
6201 15th Avenue
Brooklyn, NY 11219
(718) 921-8210

www.amstock.com

Reach Forklifts


United Rentals

Skid-Steer Loaders


DEERE

Excavators



Portable Heat Systems





Pumps



Slide Rail Systems



Aerial Lifts


SAFETY FIRST

Contractor Supplies

United Rentals, Inc.
Five Greenwich Office Park
Greenwich, CT 06831

unitedrentals.com


United Rentals
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END